Execution Copy

ASSET PURCHASE AGREEMENT

BY AND AMONG

V3 SYSTEMS, INC.

V3 SYSTEMS HOLDINGS, INC.

AND

SPHERE 3D CORPORATION

DATED FEBRUARY 11, 2014

TABLE OF CONTENTS

ARTICLE I	DEFINITIONS	1
1.1	Definitions	1

ARTICLE II	SALE AND PURCHASE OF ASSETS	10
2.1	Purchased Assets	10
2.2	Excluded Assets	12
2.3	Non-Assignable Contracts, Leases and Permits	12

ARTICLE III	ASSUMPTION OF LIABILITIES	13
3.1	Liabilities Assumed by Purchaser	13
3.2	Provision of Maintenance Support to Customers	13

ARTICLE IV	PURCHASE PRICE AND CLOSING PAYMENTS	14
4.1	Purchase Price	14
4.2	Payment of the Purchase Price	14
4.3	Earn-Out Amounts and Procedures	15
4.4	Allocation of Purchase Price	20
4.5	Adjustment and Payment of the Holdback Shares	20

ARTICLE V	CLOSING AND CLOSING DELIVERIES	20
5.1	The Closing	20
5.2	Deliveries of Seller	21
5.3	Deliveries by Purchaser	21

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF SELLER	22
6.1	Corporate Existence and Power	22
6.2	Corporate Authorization; Enforceability	22
6.3	Governmental Authorization	22
6.4	Non-Contravention; Consents	22
6.5	Subsidiaries	23
6.6	Financial Statements	23
6.7	Tax Matters	23
6.8	Absence of Certain Changes; No Default	24
6.9	Contracts	25
6.10	Open Customer Contracts	28
6.11	Maintenance and Support Contracts	28
6.12	Insurance Coverage	29
6.13	Litigation	30
6.14	Compliance with Laws; Permits	30
6.15	Properties – Real Property and Fixed Assets	30
6.16	Sufficiency of Assets	31
6.17	Intellectual Property	31
6.18	Affiliate Transactions	34
6.19	Customers and Suppliers	34
6.20	Labor and Employment Matters	35

i

6.21	Benefit Plans	36
6.22	Accounts Receivable	36
6.23	Customer Deposits	36
6.24	Prepaid Expenses	36
6.25	Powers of Attorney	36
6.26	Finders’ Fees	36
6.27	Limitation on Warranties	36
6.28	Acquisition for Investment	37
6.29	Investment Experience	37
6.30	Information	37
6.31	Restricted Securities	37
6.32	Shell Company Re-Sales	38
6.33	No Registration	38
6.34	Foreign Issuer Requirement	38

ARTICLE VII	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND SPHERE 3D	39
7.1	Corporate Existence and Power	39
7.2	Corporate Authorization; Enforceability	39
7.3	Non-Contravention	39
7.4	Finders’ Fees	40
7.5	Filings	40
7.6	Issuance of Initial Shares	40
7.7	Litigation	41
7.8	Sphere 3D Capitalization	41
7.9	Purchaser	41
7.10	Purchaser Acknowledgement	41

ARTICLE VIII	CERTAIN PRE-CLOSING AND POST-CLOSING COVENANTS	42
8.1	Conduct of Business Prior to Closing	42
8.2	Actions to Satisfy Closing Conditions	42
8.3	Reasonable Commercial Efforts	42
8.4	Access	43
8.5	Books and Records	43
8.6	Non-Competition and Non-Solicitation	44
8.7	Collection of Closing Receivables	44
8.8	Use of Names	44
8.9	Insurance	45
8.10	Employee Matters	45
8.11	Board Representation	46
8.12	Payment of Obligations; Bulk Transfer Laws	47
8.13	Sphere 3D Guaranty	47
8.14	Excluded Maintenance Support Claims	47
8.15	OEM and Software Vendor	48
8.16	Further Assurances	48

ARTICLE IX	CONDITIONS TO CLOSING	49
9.1	Conditions to Obligations of Purchaser	49
9.2	Conditions to Obligations of Seller	51

ARTICLE X	SURVIVAL; INDEMNIFICATION	51
10.1	Survival	51
10.2	Indemnification	52
10.3	Procedures	53
10.4	Treatment of Indemnification Payments	54
10.5	Indemnification Amounts Net of Benefits Received	55
10.6	Other Indemnification Provisions	55
10.7	Indemnification Limitations	55

ARTICLE XI	MISCELLANEOUS	55
11.1	Notices	55
11.2	Amendment and Waivers	56
11.3	Expenses	57
11.4	Successors and Assigns	57
11.5	No Third-Party Beneficiaries	57
11.6	Governing Law	57
11.7	Confidentiality, Press Releases and Public Announcements	57
11.8	Dispute Resolution	58
11.9	Jurisdiction	58
11.10	Waiver of Jury Trial	59
11.11	Counterparts and Facsimile	59
11.12	Headings	59
11.13	Entire Agreement	59
11.14	Severability; Injunctive Relief	59
11.15	Certain Interpretive Matters	59
11.16	Termination	60
11.17	Schedules	62

ASSET PURCHASE AGREEMENT

                             This ASSET PURCHASE AGREEMENT (this “Agreement”), is entered into as of February 11, 2014 (the “Effective Date”), by and among V3 SYSTEMS, INC., a corporation organized under the laws of the State of Nevada (“Seller”), V3 SYSTEMS HOLDINGS, INC., a corporation organized under the laws of the State of Delaware (“Purchaser”), and Sphere 3D Corporation, a company incorporated under the laws of the Province of Ontario (“Sphere 3D”). Sphere 3D, Seller and Purchaser may be each referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

                             A.      Seller is engaged in the business of developing, marketing and selling next-generation virtual desktop cloud solutions to targeted vertical markets such as government, education and healthcare, including providing software, hardware, thin-clients, implementation, integration, training, support and maintenance services (the “Business”).

                             B.      Purchaser wishes to purchase from Seller, and Seller wishes to sell to Purchaser, all of the Purchased Assets, upon the terms and conditions of this Agreement.

AGREEMENT

                             Accordingly, the Parties, intending to be legally bound, hereto agree as follows:

ARTICLE I

DEFINITIONS

                             1.1. Definitions. In addition to the terms defined elsewhere herein, the following terms, as used herein, have the following meanings when used herein with initial capital letters:

                             “Accounts Receivable” means all accounts and notes receivable (including billed and unbilled) of Seller relating to the conduct of the Business, including any Accounts Receivable pledged or otherwise assigned to Purchaser in connection with any Seller Interim Funding Note.

                             “Affected Employees” has the meaning ascribed to such term in Section 8.10(a) hereof.

                             “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with the first Person on or after the Effective Date, and, if such first Person is an individual, any member of the immediate family (including parents, spouse and children) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust. For the purposes of this Agreement, “control,” when used with respect to any Person, means the possession, directly or indirectly, of the power to (a) vote more than 50% of the securities having ordinary voting power for the election of directors (or comparable positions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

                             “Agreement” means this Asset Purchase Agreement, as the same may be amended from time to time in accordance with the terms hereof.

                             “Ancillary Documents” means the Management Employment Agreement, the Offer Letters and all other instruments, certificates, bills of sale, assignment and assumption agreements, and other agreements, including the assignment of all Intellectual Property Rights of Seller, entered into by Seller and Purchaser in connection with the consummation of the transactions contemplated by this Agreement.

                             “Assumed Contracts” has the meaning ascribed to such term in Section 2.1(a)(xx) hereof.

                             “Assumed Liabilities” means all liabilities set forth in Section 3.1, all of which are assumed by Purchaser.

                             “Assumed Supplier Obligations” means those agreements of Seller specifically set forth in Schedule 3.1, together with a description of the material terms thereof.

                             “Basket” has the meaning ascribed to such term in Section 10.7(a) hereof.

                             “Benefit Plan” means an Employee Welfare Benefit Plan or an Employee Pension Benefit Plan or a plan which is both an Employee Welfare Benefit Plan and an Employee Pension Benefit Plan and any other material employee benefit plan, program or arrangement including retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit that is maintained or otherwise contributed to, or required to be contributed to, by Seller for the benefit of the Employees and to which Seller has or in the future could have any direct or indirect or contingent liability.

                             “Business” has the meaning ascribed to such term in Recital A of this Agreement.

                             “Business Day” means a day that is not a Saturday, Sunday or a day on which commercial banking institutions located in Draper, Utah, USA or Toronto, Ontario, Canada are authorized or required to close.

                             “Cap” has the meaning ascribed to such term in Section 10.7(b) hereof.

                             “Capital Stock” means any and all shares, interests, participation or other equivalents (however designated and whether or not voting) of capital stock, including the common stock of such Person.

                             “Cash Purchase Price” has the meaning ascribed to such term in Section 4.1 hereof.

                             “Celio IP” means all the Intellectual Property Rights of Celio Technology Corporation to be acquired under the Celio Purchase Agreement.

                             “Celio Purchase Agreement” means one or more purchase agreements originally between Seller, as purchaser, and Celio Technology Corporation, as seller, relating to the transfer of the Celio IP to the purchaser named therein.

                             “Closing” means the consummation of the transactions contemplated herein.

                             “Closing Date” means the date of the Closing, which date shall be the earlier of (a) two (2) Business Days after the satisfaction or waiver of the conditions set forth in Article V (other than those conditions which, by their nature, are to be satisfied at Closing), and (b) the Drop Dead Date.

                              “Closing Receivables” means all Accounts Receivable as of the Closing Date.

                             “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                             “COGS” has the meaning ascribed to such term in Section 4.3(b)(i) hereof.

                             “Computer Program” means (i) any and all computer programs (consisting of sets of statements or instructions to be used directly or indirectly in a computer in order to bring about a certain result), including, all source code and object code, and related documentation, (ii) all associated data and compilations of data, regardless of their form or embodiment, and (iii) all descriptions, flow charts, documentation and other work product used to design, plan, organize, use, support and develop any of the foregoing.

                             “Consideration Shares” has the meaning ascribed to such term in Section 7.6 hereof.

                             “Contracts” means any lease, agreement, contract, commitment or other legally binding contractual right or obligation (whether written or oral) of Seller; provided, however, that notwithstanding the above, Contracts shall not include any of the constituent documents of the Seller.

                             “Damages” has the meaning ascribed to such term in Section 10.2(a) hereof.

                             “Direct Claim” has the meaning ascribed to such term in Section 10.3(c) hereof.

                             “Dispute Representative” has the meaning ascribed to such term in Section 11.8(a) hereof.

                             “Drop Dead Date” has the meaning ascribed to such term in Section 11.16(b)(i) hereof.

                             “Earn-Out Amount” has the meaning ascribed to such term in Section 4.3(a) hereof.

                             “Earn-Out Period” has the meaning ascribed to such term in Section 4.3(a) hereof.

                             “Earn-Out Revenue” has the meaning ascribed to such term in Section 4.3(b) hereof.

                             “Earn-Out Share Price” has the meaning ascribed to such term in Section 4.3(d) hereof.

                             “Earn-Out Shares” has the meaning ascribed to such term in Section 4.3(d) hereof.

                             “Earn-Out Statement” has the meaning ascribed to such term in Section 4.3(e)(i) hereof.

                             “Effective Date” has the meaning ascribed to such term in the introductory paragraph of this Agreement.

                             “Employee Pension Benefit Plan” means any plan, fund, or program established or maintained by an employer to provide to employees either (i) retirement income or (ii) income deferral for periods extending to or after termination of covered employment, but excluding both (a) severance pay arrangements and (b) supplemental retirement income payments intended to offset in whole or in part cost of living increases.

                             “Employee Welfare Benefit Plan” means any plan, fund, or program established or maintained by an employer to provide to participants and their beneficiaries either (i) medical, surgical, or hospital care or benefits, (ii) benefits in the event of sickness, accident, disability, death or unemployment, (iii) vacation benefits, (iv) apprenticeship or training benefits, (v) day care benefits, (vi) educational scholarship benefits, (vii) housing subsidy benefits, (viii) prepaid legal services benefits, or similar benefits.

                             “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor thereto.

                             “Excluded Assets” means those assets of Seller set forth in Schedule 2.2 that are not included with the Purchased Assets.

                             “Filed Documents” has the meaning ascribed to such term in Section 7.5 hereof. “Final Schedules” has the meaning ascribed to such term in Section 11.17(a).

                             “Financial Statements” means the balance sheet together with the related statement of income, retained earnings and cash flows of Seller for the period ended December 31, 2013, to be made available or delivered to Purchaser prior to the Closing Date.

                             “Fixed Assets” means all equipment, computer hardware (including Seller Hardware), printers, telephone switches, photocopiers, servers, third party software (including all Seller Software, desktop software, development tools and software and such other software used in the operation of the Business), supplies, furniture, furnishings, vehicles, brochures, tradeshow booths and other promotional material, and other tangible personal property owned, wherever located that is owned by Seller and used in the conduct of the Business, a complete listing of which is set forth in Schedule 6.15(c).

                             “GAAP” means U.S. generally accepted accounting principles.

                             “Governmental Authority” means any domestic or foreign governmental or regulatory agency, authority, bureau, commission, department, official or similar body or instrumentality thereof, or any governmental court, arbitral tribunal or other body administering alternative dispute resolution.

                             “Hardware Maintenance Contracts” mean all contracts, commitments, and purchase orders between Seller and a customer pursuant to which Seller provides hardware maintenance and support services related to the Business, including those contracts listed in Schedule 6.11.

                             “Holdback Payment Date” has the meaning ascribed to such term in Section 4.5 hereof.

                             “Holdback Shares” has the meaning ascribed to such term in Section 4.2(b) hereof.

                             “Indemnified Party” has the meaning ascribed to such term in Section 10.3(a) hereof.

                             “Indemnifying Party” has the meaning ascribed to such term in Section 10.3(a) hereof.

                             “Initial Shares” has the meaning ascribed to such term in Section 4.2(b) hereof.

                             “Indebtedness” means with respect to any Person, at any date, without duplication, (a) all obligations of such Person for borrowed money, including all principal, interest, premiums, fees, expenses, overdrafts and penalties with respect thereto, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade payables incurred in the Ordinary Course of Business, (d) all obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (e) all obligations of such Person that are required to be classified and accounted for as capital lease obligations under GAAP, together with all obligations to make termination payments under such capitalized lease obligations, (f) all other obligations of a Person which would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with GAAP, and (g) all indebtedness of any other Person of the type referred to in clauses (a) to (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

                             “Intellectual Property Rights” means all of the following: (i) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, re-examination, utility, model, certificate of invention and design patents, patent applications, registrations and applications for registrations, (ii) trademarks, service marks, trade dress, logos, trade names, service names and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) trade secrets and confidential business information, whether patentable or non-patentable and whether or not reduced to practice, know-how, moral rights, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (vi) Computer Programs, (vii) domain names and social media account names; (viii) other proprietary rights relating to any of the foregoing (including associated goodwill and remedies against infringements thereof and rights of protection of an interest therein under the laws of all jurisdictions) and (ix) copies and tangible embodiments thereof.

                             “Law” means any foreign, federal, state or local statute, law, rule, regulation, ordinance, code, permit, license, policy or rule of common law.

                             “Liability” has the meaning ascribed to such term in Section 3.1 hereof.

                             “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person will be deemed to own, subject to a Lien, any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

                             “Maintenance and Support Contracts” means the Software Maintenance Contracts and Hardware Maintenance Contracts, respectively.

                             “Management Employment Agreement” means the executive management employment agreement to be entered into at Closing between Purchaser and Eric E. Lindstrom in the form as mutually agreed upon between Purchaser and Mr. Lindstrom.

                             “Material Adverse Effect” means, with respect to Seller, the result of one or more events, occurrences, changes or effects which, individually or in the aggregate, has had or could be reasonably expected to have a material adverse effect or impact on the business, assets (including intangible assets), results of operations or financial condition of Seller or on Seller’s ability to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, changes or effects, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Business operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement; (vi) any changes in applicable Laws or accounting rules, including GAAP; or (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, any event or circumstance which results in Purchaser incurring additional costs, assuming incremental liability or exposure of $100,000 in the aggregate shall constitute a Material Adverse Effect for purposes of this Agreement.

                             “Mediator” has the meaning ascribed to such term in Section 11.8 hereof.

                             “Non Assignable Assets” has the meaning ascribed to such term in Section 8.15 hereof.

                             “Outstanding Objection” has the meaning ascribed to such term in Section 4.3(e)(iii) hereof.

                             “OEM” has the meaning ascribed to such term in Section 8.15 hereof.

                             “Offer Letters” means the offer of employment, including confidentiality, ownership of intellectual property, non-solicitation and non-competition provisions, each to be entered into at Closing between Purchaser and those key employees of Seller as reasonably determined by the Purchaser, substantially in the form as reasonably agreed to between Seller and Purchaser.

                             “Open Customer Contracts” means all written contracts or arrangements between Seller and a customer of the Business which contain deliverables that have not been satisfied in full prior to the Closing Date and are listed in Schedule 6.10.

                           “Option Plan” has the meaning ascribed to such term in Section 7.8 hereof.

                             “Order” means any judgment, injunction, judicial or administrative order or decree.

                             “Ordinary Course of Business” means, with respect to any Person, the ordinary course of business of such Person, consistent in all material respects with such Person’s past practice and custom.

                             “OSV” has the meaning ascribed to such term in Section 8.15 hereof.

                             “Permit” means any government or regulatory license, authorization, permit, franchise, consent or approval relating to the operation of the Business.

                             “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust or other entity or organization or Governmental Authority.

                             “Prepaid Expenses” means all prepaid rent, prepaid claims, prepaid insurance premiums (excluding prepaid directors and officers insurance coverage) and other prepaid expense items and credits, advance payments, security and other deposits made by Seller to any other Person relating to the conduct of the Business;

                             “Purchase Price” has the meaning ascribed to such term in Section 4.1 hereof.

                             “Purchased Assets” has the meaning ascribed to such term in Section 2.1(a); provided that for purposes of Article VI only, “Purchased Assets” shall exclude the Celio IP and any and all assets acquired by Seller from Celio.

                             “Purchaser” has the meaning ascribed to such term in the introductory paragraph of this Agreement.

                             “Real Property” has the meaning ascribed to such term in Section 6.15(a) hereof.

                             “Resale Restricted Period” has the meaning ascribed to such term in Section 4.2(b) hereof.

                             “Review Period” has the meaning ascribed to such term in Section 4.3(e)(ii) hereof.

                             “Schedule Supplement” has the meaning ascribed to such term in Section 11.17(b) hereof.

                             “Seller” has the meaning ascribed to such term in the introductory paragraph of this Agreement.

                             “Seller Hardware” means all appliances, servers, and other hardware owned, designed, developed, licensed or otherwise used by Seller in connection with the operation of its business as currently conducted or proposed to be conducted, including the hardware listed in Schedule 1.1(B).

                             “Seller Interim Funding Note” means a promissory note from Seller, as maker, for the benefit of Purchaser, as holder, for any loans made by Purchaser to Seller prior to the Closing and secured by a pledge of a security interest in one or more Accounts Receivable, substantially in the form attached hereto as Exhibit C.

                             “Seller Software” means the Computer Programs owned, designed, developed, licensed or otherwise used by Seller in connection with the operation of its business as currently conducted or proposed to be conducted, including the software listed in Schedule 1.1(C) .

                             “Service Claim Threshold” has the meaning ascribed to such term in Section 3.2 hereof.

                             “Service Claim” has the meaning ascribed to such term in Section 8.14(a) hereof.

                             “Service Claim Threshold” has the meaning ascribed to such term in Section 3.2 hereof.

                             “Service Claims” has the meaning ascribed to such term in Section 8.14(a) hereof.

                             “Service Costs” has the meaning ascribed to such term in Section 8.14(a) hereof.

                             “Service Report” has the meaning ascribed to such term in Section 8.14(c) hereof.

                             “Service Request” has the meaning ascribed to such term in Section 8.14(b) hereof.

                             “Software Contracts” has the meaning ascribed to such term in Section 6.17(b) hereof.

                             “Software Maintenance Contracts” mean all contracts, commitments, and purchase orders between Seller and a customer pursuant to which Seller provides software maintenance and support services related to the Business, including those contracts set forth in Schedule 6.11.

                             “Special Indemnity Litigation” has the meaning ascribed to such term in Schedule 6.13A.

                             “Sphere 3D Closing Average Stock Price” has the meaning ascribed to such term in Section 4.2(b) hereof.

                             “Sphere 3D Financial Statements” has the meaning ascribed to such term in Section 7.5 hereof.

                             “Stock Purchase Price” has the meaning ascribed to such term in Section 4.1 hereof.

                             “Subsidiary” means, with respect to any Person, (a) any corporation, more that 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person, directly or indirectly through Subsidiaries, and (b) any partnership, limited liability company, association, joint venture, trust or other entity in which such Person, directly or indirectly through Subsidiaries, is either a general partner, has more than a 50% equity interest at the time or otherwise owns a controlling interest.

                              “Tax” means (a) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority, (b) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, and (c) any liability for the payment of any amounts as a result of being a party to any existing or binding Tax-sharing agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person with respect to Taxes.

                             “Tax Return” means all returns, statements, reports and forms (including estimated Tax or information returns) with respect to any Tax.

                             “Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

                             “Third-Party Claim” means any claim, demand, action, suit or proceeding made or brought by any Person who or which is not a party to this Agreement or who or which is not an Affiliate of any party to this Agreement.

                             “Transfer” has the meaning ascribed to such term in Section 2.1(a) hereof.

                             “TSXV” means the TSX Venture Exchange.

                             “UCC” means the Uniform Commercial Code, as amended from time to time.

                             “U.S. Securities Act” has the meaning ascribed to such term in Section 6.28(b) hereof.

ARTICLE II

SALE AND PURCHASE OF ASSETS

                             2.1 Purchased Assets.

                             (a)         Effective as of the Closing, Seller hereby sells, assigns, transfers, conveys and delivers (“Transfer”), free and clear of all Liens (other than Liens as a result of any Seller Interim Funding Note or other action taken or agreement entered into by Sphere 3D or Purchaser in connection with or following the Closing), whether legal or equitable, to Purchaser, and Purchaser hereby purchases and accepts from Seller on the terms and subject to the conditions hereinafter set forth, all of the assets, properties, rights and interests of Seller to the extent existing as of the Closing Date, other than (A) the Excluded Assets and (B) the Contracts (save and except for the Open Customer Contracts, the Maintenance and Support Contracts and the Assumed Contracts which shall be included as Purchased Assets) (all of such Transferred assets, properties, rights and interests being hereinafter collectively referred to as the “Purchased Assets”), including but not limited to, all right, title and interest of Seller in:

             (i)          all assets, properties, undertaking, rights and interests of the Business with the exception of cash, cash-equivalents and short-term investments of Seller and, in the case of Contracts, as set forth in this Section 2.1(a);

             (ii)         all Fixed Assets;

             (iii)        all Seller Hardware, except to the extent that it is disclosed in Schedule 1.1(B) as not being owned by the Seller;

             (iv)         all raw materials and inventories, wherever located, including inventories of work-in-process, stores and supplies used or held for use by Seller in connection with the conduct of the Business;

             (v)          all Open Customer Contracts listed in Schedule 6.10, except for the Business Representative Agreement dated February 1, 2013 between Seller and Wiora Software GmbH which shall not be acquired by Purchaser;

             (vi)         all Maintenance and Support Contracts listed in Schedule 6.11 and included in deferred revenue;

             (vii)        all Accounts Receivable (the “Closing Receivables”);

             (viii)       all Seller Software, except to the extent that it is disclosed in Schedule 1.1(C) as not being owned by the Seller;

             (ix)         except as set forth on Schedule 2.2, all Intellectual Property Rights of Seller, including all such rights owned by Seller and embodied in the Seller Hardware and Seller Software and the rights, property and interests set forth or required to be set forth in Schedule 6.17;

             (x)          all licenses, Permits, registrations, and authorizations used or held for use by Seller in the conduct of the Business, in each case to the extent transferable to Purchaser by their terms or otherwise under applicable law;

             (xi)        except as described on Schedule 2.2, originals or copies of all data and records of Seller, in electronic and hard copy format (to the extent readily available without undue cost or expense to Seller for the retrieval thereof), relating to the Purchased Assets and the Assumed Liabilities, including all customer and supplier files and lists, sales information, equipment maintenance and warranty information, operating manuals, all correspondence with any customers, suppliers, employees or Governmental Authority, and subject to applicable Laws, all personnel records related to the employees of Seller employed by Purchaser (but, subject to Section 2.1(a)(xii) below, excluding personnel records of employees who are not offered employment by Purchaser), and any other reports, promotional materials, marketing studies, plans and documents prepared by or on behalf of Seller related to the Business, but expressly excluding the corporate records of Seller; provided, further, that Seller may retain and keep a copy of the foregoing for archival purposes;

             (xii)       the right to all positive covenants and representations of current and former employees of the Seller relating to ownership of Intellectual Property Rights of the Seller, confidentiality, non-solicitation and non-competition, to the extent applicable and transferable;

             (xiii)       all Prepaid Expenses, other than those identified in Schedule 2.2 as “Excluded Assets”;

             (xiv)       all surety or similar bonds and third-party indemnities (other than insurance policies) where Seller is an indemnified party and the proceeds and coverages afforded thereby, in each case other than to the extent relating to the Excluded Assets;

            (xv)        all rights of Seller to manufacturers’ warranties and indemnities with respect to any Purchased Asset, in each case to the extent transferable to Purchaser by their terms or otherwise under applicable law;

            (xvi)       the right to use the names set forth in Schedule 2.1(a)(xvi), and all variants thereof;

            (xvii)      the goodwill of Seller;

            (xviii)     to the extent transferable, and except for those listed on Schedule 2.2, telephone numbers and facsimile numbers (together with all other similar numbers), electronic mail addresses, domain names and web sites, in each case, used or held for use by Seller in the conduct of the Business;

           (xix)       all rights of Seller pertaining to any causes of action, lawsuits, judgments, claims, demands, counterclaims, set-offs or defenses Seller may have with respect to the Assumed Liabilities or any of the Purchased Assets, except to the extent relating to or included in the Excluded Assets;

            (xx)        the Contracts Seller expressly listed and identified on Schedule 2.1(a)(xx), to the extent assignable and transferable (each an “Assumed Contract” and collectively the “Assumed Contracts”); and

            (xxi)       other than the Excluded Assets, all other assets, properties and rights of every kind and nature owned or held by Seller or in which Seller has an interest on the Closing Date, known or unknown, fixed or unfixed, accrued, absolute, contingent or otherwise, whether or not specifically referred to in this Agreement, that, in each case, relate to the Business.

                             (b)         In confirmation of the foregoing sale, assignment and transfer, Seller and Purchaser will execute and deliver to Purchaser at the Closing such bills of sale, assignment and assumption agreements and other instruments of assignment and assumption and Transfer as Purchaser may reasonably deem necessary or desirable.

                             2.2 Excluded Assets. Notwithstanding anything in this Agreement to the contrary, the Excluded Assets set forth in Schedule 2.2 are the only assets being retained by Seller and shall not be included in the Purchased Assets.

                             2.3 Non-Assignable Contracts, Leases and Permits. In the case of any Open Customer Contract, Maintenance and Support Contract, Assumed Contract or Permit that is not by its terms assignable or that require the consent of a third party in connection with the Transfer by Seller, Seller will use its commercially reasonable efforts to obtain or cause to be obtained in writing prior to the Closing Date any consents necessary to convey the benefits thereof. During such period in which the applicable Open Customer Contract, Maintenance and Support Contract, Assumed Contract or Permit is not capable of being assigned to Purchaser due to the failure to obtain any required consent, Seller will use its commercially reasonable efforts make such arrangements as may be reasonably necessary to enable Purchaser to receive all the economic benefits, licenses or counterparty performance under such Open Customer Contract, Maintenance and Support Contract, Assumed Contract or Permit accruing on and after the Closing Date (including through a sub-contracting, sub-licensing, sub-participation or sub-leasing arrangement, or an arrangement under which Seller would enforce such Open Customer Contract, Maintenance and Support Contract, Assumed Contract or Permit for the benefit of Purchaser). If the approval of the other Party to such Open Customer Contract, Maintenance and Support Contract, Assumed Contract or Permit is obtained, such approval will, as between Seller and Purchaser, constitute a confirmation (automatically and without further action of the parties) that such Open Customer Contract, Maintenance and Support Contract, Assumed Contract or Permit is assigned to Purchaser as of the Closing Date, and (automatically and without further action of the parties) that the liabilities with respect to such Open Customer Contract, Maintenance and Support Contract, Assumed Contract or Permit are assumed by Purchaser as of the Closing Date. Notwithstanding any provision in this Section 2.3 to the contrary, Purchaser shall not be deemed to have waived its rights under ARTICLE IX hereof unless and until Purchaser either provides written waivers thereof or elects to proceed to consummate the transactions contemplated by this Agreement at Closing.

ARTICLE III

ASSUMPTION OF LIABILITIES

                             3.1 Liabilities Assumed by Purchaser. As used in this Agreement, the term “liability” shall mean and include any direct or indirect Indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation, performance requirement or responsibility, fixed or unfixed, contingent, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured. At the Closing, Purchaser (or a Subsidiary or Affiliate of Purchaser designated by Purchaser) will assume and agree to perform and discharge the liabilities of Seller, as of the Closing Date, arising from (collectively, the “Assumed Liabilities”): (i) the Maintenance and Support Contracts; (ii) the Open Customer Contracts, it being understood that Purchaser’s assumed obligations with respect to the Open Customer Contracts shall be limited to the specific period of time or number of man-hours, as the case may be, disclosed by Seller in Schedule 6.10 as being required to complete the outstanding work as of the Closing Date; (iii) the Assumed Contracts; and (iv) the Assumed Supplier Obligations specifically set forth and agreed to be assumed in Schedule 3.1.

                             3.2 Provision of Maintenance Support to Customers. Without limiting Section 8.14 below, Purchaser agrees to provide support and service in accordance with the terms of the Maintenance and Support Contracts to those customers of the Business who, prior to the Closing Date, entered into a written Maintenance and Support Contract with Seller listed in Schedule 6.11 relating to any Computer Program until the Service Costs (as defined in Section 8.14 below) related to such Maintenance and Support Contracts exceed $200,000 in the aggregate, calculated based on current market hourly rates of the Purchaser charged to customers (the “Service Claim Threshold”).

ARTICLE IV

PURCHASE PRICE AND CLOSING PAYMENTS

                             4.1 Purchase Price. Subject to the provisions and adjustments provided for in this Section 4.1, Purchaser shall purchase from the Seller and the Seller shall sell to the Purchaser the Purchased Assets for a purchase price equal to and consisting of the following (collectively the “Purchase Price”): (a) Four Million Dollars ($4,000,000) in cash (the “Cash Purchase Price”); (b) shares of the common stock of Sphere 3D having an aggregate value as of the Closing Date determined in accordance with Section 4.2(b) of Five Million Seven Hundred Thousand Dollars ($5,700,000) (“Stock Purchase Price”); and (c) the Earn-Out Amount. The Purchase Price shall be payable in the manner and subject to the adjustments contemplated in Sections 4.2 and 4.5. In addition to the Purchase Price and as additional consideration for its purchase of the Purchased Assets, at the Closing Purchaser shall assume the Assumed Liabilities.

                             4.2 Payment of the Purchase Price. At the Closing, Purchaser shall pay and satisfy, or cause to be paid and satisfied, the Purchase Price as follows:

                             (a)         Purchaser shall pay the Cash Purchase Price to Seller as follows:

(i)

an amount equal to the amount necessary to pay in full as of the Closing all outstanding Seller Interim Funding Notes shall be retained by Purchaser and applied by Purchaser to pay in full on behalf of Seller all Seller Interim Funding Notes such that as of the Closing all Seller Interim Funding Notes shall be deemed paid in full and terminated, and upon such payment, Purchaser shall promptly deliver to Seller any and all Seller Interim Funding Notes for cancellation; and

(ii)

the balance of the Cash Purchase Price after payment of the Seller Interim Funding Notes pursuant to Section 4.2(a)(i) and after reduction of the initial deposit of $50,000 paid to the Seller on or about December 4, 2013 shall be paid to Seller in cash in immediately available funds by wire transfer (pursuant to the instructions set forth on Schedule 4.2) to Seller, or as otherwise directed in writing by Seller.

                             (b)         Purchaser shall pay the Stock Purchase Price to Seller by causing Sphere 3D, and Sphere 3D hereby expressly agrees, to directly issue to Seller on behalf of Purchaser on the Closing Date 1,089,867 shares of common stock of Sphere 3D (the “Initial Shares”), being an amount equal to the Stock Purchase Price divided by the Sphere 3D Closing Average Stock Price, where the “Sphere 3D Closing Average Stock Price” shall be equal to FIVE DOLLARS AND 50/100 CANADIAN DOLLARS (C$5.50) or FIVE DOLLARS AND 23/100 U.S. DOLLARS (US$5.23) (i.e. foreign exchange is based on $1.00 U.S. = C$0.9511), which is calculated as the twenty (20) trading day weighted average closing market price of common stock of Sphere 3D as quoted on the TSXV (or such other stock exchange or quotation system where the majority of its common shares trade) for the period ending December 4, 2013. All such Initial Shares shall contain an appropriate legend in accordance with the provisions of the Securities Act (Ontario) restricting the resale of the Initial Shares for a period of four (4) months plus one (1) day from the Closing Date, and any additional restrictions as may be required per applicable United States securities laws or otherwise (“Resale Restricted Period”). In addition to such Securities Act restrictions on resale, Purchaser agrees that it will not convey or otherwise transfer ownership of any of the Initial Shares to any Person during the period from the Closing Date to December 31, 2014 without the prior written consent of Purchaser; provided, however, that the transfer restrictions in this sentence shall not act to and shall not be interpreted to restrict Seller from selling any of the Initial Shares through the stock exchange or pledging any of the Initial Shares as collateral security at any time after the end of the Resale Restricted Period. Notwithstanding the provisions of this Section 4.2(b), at the Closing Purchaser shall holdback and retain a number of the Initial Shares equal to Five Hundred Thousand Dollars ($500,000) in the aggregate, rounded up to the nearest full share of common stock, based upon the Sphere 3D Closing Average Stock Price to be held in trust for Seller and to be paid and transferred to Seller subject to any required adjustment pursuant to and in accordance with Section 4.5 hereof (the “Holdback Shares”); and

                            (c)         Purchaser shall pay the Earn-Out Amount pursuant to Section 4.3.

                             4.3 Earn-Out Amounts and Procedures.

                             (a)         Earn-Out Amounts. As additional consideration and a component of the Purchase Price, upon the Business earning or otherwise receiving at any time during the period commencing on the Closing Date and ending on the fifteenth (15th) month anniversary of the Closing Date inclusive (the “Earn-Out Period”) the Earn-Out Revenue amounts set forth in this Section 4.3, the Seller shall be entitled to receive, and the Purchaser shall pay to Seller earn-out amounts, if any, and not to exceed Five Million Dollars ($5,000,000) in the aggregate, equal to the following (each such earn-out payment referred to individually or collectively as the context may denote as the “Earn-Out Amount”):

(i)	One Million Two Hundred Fifty Thousand Dollars ($1,250,000) upon the Business achieving Earn-Out Revenue equal to at least Five Million Dollars ($5,000,000) during the Earn-Out Period;

(ii)

An additional One Million Two Hundred Fifty Thousand Dollars ($1,250,000) upon the Business achieving, in the aggregate, Earn-Out Revenue equal to at least Seven Million Five Hundred Thousand Dollars ($7,500,000) during the Earn-Out Period;

(iii)

An additional One Million Two Hundred Fifty Thousand Dollars ($1,250,000) upon the Business achieving, in the aggregate, Earn-Out Revenue equal to at least Ten Million Dollars ($10,000,000) during the Earn-Out Period; and

(iv)

An additional One Million Two Hundred Fifty Thousand Dollars ($1,250,000) upon the Business achieving, in the aggregate, Earn-Out Revenue equal to at least Twelve Million Five Hundred Thousand Dollars ($12,500,000) during the Earn-Out Period.

                             For purposes of clarity, if Earn-Out Revenue is $5,000,001 as of the end of the sixth month period following the Closing Date, then the threshold set forth in Section 4.3(a)(i) shall have been satisfied and Purchaser shall be obligated to pay Seller $1,250,000 consistent with the payment requirements of this Section 4.3. For further purposes of clarity, if Earn-Out Revenue is $7,500,001 as of the end of the Earn-Out Period, then the threshold set forth in Section 4.3(a)(ii) shall have been satisfied and Purchaser shall pay Seller $1,250,000 consistent with the payment requirements of this Section 4.3, and no Earn-Out Amounts with respect to the thresholds set forth in Sections 4.3(a)(iii) or (iv) shall be owed or paid.

                             (b)         Defined Terms Related to Earn-Out Calculation. The following terms shall have the following definitions ascribed to them contained herein:

(i)	“COGS” means all material and labor costs, freight, shipping and handling, and overhead costs in accordance with GAAP.

(ii)

“Earn-Out Revenue” means for purposes of this Agreement and calculating the amount of Earn-Out Revenue in accordance with the terms of Section 4.3 of this Agreement, an amount equal to the sum of the following:

a.

All Net Revenue earned during the Earn-Out Period that is non- cancellable or non-returnable with respect to transactions (e.g. product sales, installation services, etc.) where the Margin Percentage exceeds the Minimum Margin Percentage; plus

	b.	Hosted Services Revenue where the Margin Percentage exceeds the Minimum Margin Percentage; plus

                             The below example is for greater clarity:

(vi)

“Net Revenue” means the net revenue of the Business as operated by Sphere 3D and Purchaser after the Closing as accrued and determined consistent with the V3 Revenue Recognition Policy and in accordance with GAAP.

(vii)	“V3 Revenue Recognition Policy” means the Revenue Recognition Policy of Seller dated May 1, 2011, a copy of which is appended as Schedule 4.3 to this Agreement.

                             (c)         Certain Post-closing Obligations of Purchaser. Subject to the terms and conditions of the Purchase Agreement, Purchaser shall not, directly or indirectly, intentionally or purposefully take any actions that would have the purpose of avoiding or reducing any of the Earn-Out Payments. Without limiting or modifying Purchaser’s obligations under Section 4.3 of this Agreement, Purchaser and Sphere 3D agrees to the following during the Earn-Out Period:

(i)

expend, pay and be responsible for the monthly burn rate costs and expenses to operate the Business in the manner consistent with the covenants of the Parties in this Section 4.3, including payment of COGS, overhead, direct payroll, depreciation, amortization, commissions, tax, interest and other sales, general and administrative expenses of the Business as operated by Purchaser or Sphere 3D in the Ordinary Course of Business in all material respects; and

(ii)

provide the Business with reasonable access to the personnel, sales force, equipment and other assets of 3D as may be reasonably required to achieve the maximum Earn-Out Amount payable under this Agreement, which amounts, if requested by Seller, shall be applied towards COGS.

                             (d)         Payment of Earn-Out Amounts. Each Earn-Out Amount shall be payable, on the earlier of the date the corresponding Earn-Out Revenue target reflected in Section 4.3(a) has been realized or the date that is 60 days following the expiration of the Earn-Out Period, by issuance of common shares of Sphere 3D (the “Earn-Out Shares”) at an ascribed price equal to either (i) the twenty (20) trading day weighted average closing market price of common stock of Sphere 3D as quoted on the TSXV (or such other stock exchange or quotation system where the majority of its common shares trade) for the period ending on the date the Earn-Out Amount was achieved (“Earn-Out Share Price”) or (ii) at the sole option of the Purchaser, the Purchaser can elect to pay all or any part of the Earn-Out Amount in cash; provided, however, that any undisputed adjustments or set-offs for uncollected Earn-Out Revenue as determined in accordance with Section 4.3 shall first be deducted from the immediately following Earn-Out Amount due and payable and then as against the Holdback Shares; and, provided further, any and all of Purchaser’s rights to make adjustments or set-offs in accordance with Section 4.3 shall cease and terminate upon payment of the final Earn-Out Amount (net of all applicable undisputed setoffs or adjustments relating to previously paid Earn-Out Amounts).

                             (e)         Earn-Out Statements and Seller Right to Review.

(i)

Purchaser shall prepare and deliver to Seller within thirty (30) days after the end of each calendar month during the Earn-Out Period a monthly statements of Earn-Out Revenue for purposes hereof (the “Earn-Out Statement”). Purchaser shall provide Seller and its representatives with reasonable access to the relevant books and records of Purchaser (including work papers prepared by Purchaser or Sphere 3D or any of their Affiliates in-house and outside accountants) relating to the Purchaser’s calculation of the Earn-Out Amount and to Purchaser’s relevant personnel as Seller may reasonably request for the purpose of reviewing such calculations and confirming compliance with Section 4.3. If after the date that is thirty (30) days after Seller has received the Earn-Out Statement for the last full or partial calendar month of the Earn-Out Period (the “Review Period”) Seller objects to Purchaser’s determination of the calculation of the Earn-Out Amount, Seller shall notify Purchaser of such objection by delivering to Purchaser a written statement setting forth Seller’s objections in reasonable detail. To the extent Seller fails to deliver any objections prior the expiration of the Review Period, the amount of any Earn-Out Amount (or any determination that none is payable) contained in the Earn-Out Statement shall be deemed to have been accepted by Seller. If Seller delivers objections before the expiration of the Review Period, Purchaser and Seller shall negotiate in good faith to resolve the objections stated therein within thirty (30) days after the date of delivery to Purchaser of such objections, and, if the same are so resolved within such period, the determination of the amount for any Earn-Out Amount contained in such Earn-Out Statement, with such changes as are agreed to in writing between Purchaser and Seller, shall be final and binding on the Parties.

(ii)	If Purchaser and Seller fail within the 30 day resolution period to reach an agreement with respect to all of the objections set forth in any notice of objections by Seller, then the objections of Seller that remain unresolved, to the extent such unresolved matters are of an accounting nature, (the “Outstanding Objections”) shall be submitted for resolution to an independent accountant mutually acceptable to the Purchaser and Seller, who acting as expert and not arbitrator, shall resolve the Outstanding Objections and, based on such resolutions, shall make applicable adjustments to the determination of the Earn-Out Amount contained in the Earn-Out Statement that is subject of the Outstanding Objections. Any such resolution shall be binding on the Parties. Purchaser and Seller shall each be responsible for 50% of the fees of such independent accountant, which fees shall not exceed $20,000. To the extent such Outstanding Objections are of a non-accounting nature, then the matter shall be settled in accordance with the Dispute Resolution procedures set forth in Section 11.8,

(iii)

Following the Closing Date and until at least the expiration of the Earn-Out Period, Purchaser shall (1) maintain separate accounting measures for the Business or product line, as applicable, such that the Earn-Out Revenue can be calculated as set forth herein, (2) maintain the Business or product line, as applicable, as an independent stand-alone business unit to be operated by Eric Lindstrom (or his successor) in accordance with, in all material respects, Section 4.3, and (3) provide the Business with the budgetary and personnel resources described in Section 4.3, it being understood that, subject to the foregoing, Purchaser will have sole discretion in operating the Business from and after the Closing and does not have any express or implied obligations to generate any minimum level of Earn-Out Revenue or to maximize the Earn-Out Revenue. Notwithstanding the foregoing, none of Purchaser and Sphere 3D, and each of their respective Affiliates or successors, will take any action the principal purpose of which is to reduce the amount of the Earn-Out Amount to be paid to Seller, or the operational ability of the Business to achieve the maximum Earn-Out Revenue. Upon any breach by Purchaser or Sphere 3D of the post-Closing obligations of the Purchaser set forth in Section 4.3, and the failure of Purchaser or Sphere 3D to cure such breach within thirty (30) days after the earlier of Purchaser or Sphere 3D becoming aware of such breach or written notice from Seller of such breach, and provided Seller is not in material breach of the representations and covenants set forth in Sections 6.2, 6.3, 6.4, 6.5, 6.6, 6.8, 6.10, 6.11, 6.13, 6.14, 6.15(a), 6.15 (c), 6.16, 6.17, 6.18, 6.22, 6.23, 6.24 and 6.26 this Agreement, and failed to cure such breach within thirty (30) days after the earlier of Seller becoming aware of such breach or written notice from Purchaser Seller of such breach, then the Seller shall be deemed to have fully earned and achieved the maximum amount of the Earn-Out Amount the same as if during the Earn-Out Period the Business had achieved Earn-Out Revenue equal to, in the aggregate, at least Twelve Million Five Hundred Thousand Dollars ($12,500,000); provided, however, Seller acknowledges and agrees that Purchaser’s or Sphere 3D’s termination of Eric Lindstrom for “Cause” in the Management Employment Agreement shall not be a breach of Sphere 3D’s or Purchaser’s obligations under this Section 4.3(e)(iii).

                             (f)         Earn-Out Shares. All certificates representing such Earn-Out Shares may contain an appropriate legend in accordance with the provisions of the Securities Act (Ontario) restricting the resale of the Earn-Out Shares for a period of 4 months plus 1 day from the date of issuance and any additional restrictions as may be required per applicable United States securities laws or otherwise. Upon the expiration of such period, Seller may exchange such certificates with the transfer agent of Sphere 3D for new share certificates that do not contain such legend.

                             4.4 Allocation of Purchase Price. Purchaser and Seller agree that (i) the sum of the aggregate Purchase Price plus the Assumed Liabilities will be allocated among the Purchased Assets, consistent with the estimated fair market value negotiated by the parties, as set forth in Exhibit A, as will be jointly prepared by Seller and Purchaser prior to the Closing Date, which will be amended as required to reflect any changes in the Purchase Price in accordance with Section 10.4, (ii) they will file all Tax returns and related forms in accordance with Exhibit A and (iii) will not make any statement or take any position inconsistent with the allocation arrived at in accordance with this Section 4.4. Without limiting the foregoing, the Earn-Out Amount shall be allocated as a Class VII asset (going concern value and goodwill) under Form 8594 (or any successor form).

                             4.5 Adjustment and Payment of the Holdback Shares. Purchaser shall pay the Holdback Shares to Seller (or as otherwise directed in writing by Seller), without interest, by transfer no later than ten (10) Business Days following the expiration of the Earn-Out Period (the “Holdback Payment Date”), subject to adjustment as follows:

                             (a)         less the aggregate amount (calculated based upon the Sphere 3D Closing Average Stock Price) of any Closing Receivable that remains uncollected as of the Holdback Payment Date, if any; and

                             (b)         less the aggregate amount (calculated based upon the Sphere 3D Closing Average Stock Price) equal to the sum of (i) any pending claims for Damages by Purchaser against Seller pursuant to the terms of and procedures set forth in Article X and for which notice of such claim for Damages has been received by Seller, and (ii) any Damages finally determined to be unpaid but due and payable to Purchaser from Seller under Article X.

                             With respect to clause 4.5(b)(i) above, Purchaser shall promptly remit the applicable portion of the Holdback Shares retained by Purchaser under such clause immediately following the resolution or adjudication of such claim in favor of Seller.

ARTICLE V

CLOSING AND CLOSING DELIVERIES

                             5.1 The Closing. The Closing shall take place at the offices of Meretsky Law Firm, 121 King Street West, Suite 2150, Toronto, Ontario M5H 3T9 at 10:00 a.m. (Toronto Time) on the Closing Date, or such other date, time and location as may be agreed upon by the Parties. By agreement of the Parties, the Closing may take place by electronic and facsimile exchange of documents.

                             5.2 Deliveries of Seller. At the Closing, Seller will deliver or cause to be delivered to Purchaser:

                             (a)         such instruments of assignment, assumption and Transfer as Purchaser may deem necessary or desirable to Transfer any of the Purchased Assets, duly executed by Seller;

                             (b)         a certificate of an officer of Seller certifying as to Seller’s Certificate of Incorporation, Bylaws or other comparable documents and to the due adoption of resolutions adopted by its Board of Directors authorizing the execution of this Agreement and each Ancillary Document to which it will be a party at Closing and the taking of any and all actions deemed necessary or advisable to consummate the transactions contemplated herein and therein;

                             (c)         evidence or copies of any consents, approvals, orders, qualifications or waivers required under Section 9.1(g) by any third party or Governmental Authority to consummate the transactions contemplated by this Agreement;

                             (d)         each Ancillary Document required to be duly executed and delivered by parties other than Purchaser or its Affiliates;

                             (e)         evidence of the documents required under Section 9.1(m). Seller covenants and agrees to cause that all financing statements evidencing such released Liens are terminated within ten (10) Business Days following the Closing Date;

                             (f)         a copy of all source code of Seller Software and all documentation in Seller’s possession that describes, embodies or is necessary to commercially exploit Seller Hardware, Seller Software or other Intellectual Property Rights of Seller included in the Purchased Assets; and

                             (g)         such other documents and instruments required to be delivered as a condition precedent under Section 9.1 below or as may be reasonably required to consummate the transactions contemplated by this Agreement and the Ancillary Documents and to comply with the terms hereof and thereof.

                             5.3 Deliveries by Purchaser. At the Closing, Purchaser will deliver or cause to be delivered:

                             (a)         a certificate of an officer of Purchaser to Seller certifying as to Purchaser’s Certificate of Incorporation, Bylaws or other comparable documents and to the due adoption of resolutions adopted by its Board of Directors authorizing the execution of this Agreement (including the issuance of the Initial Shares) and each Ancillary Document to which it will be a party at Closing and the taking of any and all actions deemed necessary or advisable to consummate the transactions contemplated herein and therein;

                             (b)         such instruments of assumption for the as Seller may deem necessary or desirable, duly executed by Purchaser to Seller;

                             (c)         each Ancillary Document required to be duly executed and delivered by Purchaser or its Affiliates to Seller; and

                             (d)         such other documents and instruments as required to be delivered as a condition precedent under Section 9.2 or as may be reasonably required to consummate the transactions contemplated by this Agreement and the Ancillary Documents and to comply with the terms hereof and thereof.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLER

                             Seller represents and warrants to Purchaser as of the Closing Date as follows:

                             6.1 Corporate Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. Seller is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. Seller has heretofore delivered to Purchaser true and complete copies of the Articles of Incorporation and Bylaws of Seller, in each case as amended to date.

                             6.2 Corporate Authorization; Enforceability. The execution, delivery and performance by Seller of this Agreement and each of the Ancillary Documents are within Seller’s corporate powers and have been duly authorized by the Board of Directors of Seller and have been duly authorized by the shareholders of Seller and no other corporate action on the part of Seller is necessary to authorize the execution, delivery and performance of this Agreement or any of the Ancillary Documents. This Agreement and each of the Ancillary Documents have been duly executed and delivered by Seller and constitute valid and binding agreements of Seller, enforceable against Seller in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless whether such enforceability is considered in a proceeding in equity or at law).

                             6.3 Governmental Authorization. Except as set forth on Schedule 6.3, the execution, delivery and performance by Seller of this Agreement and each Ancillary Document require no consent, approval, order, authorization or action by or in respect of, or filing with, any Governmental Authority.

                             6.4 Non-Contravention; Consents. Except as disclosed in Schedule 6.4, the execution, delivery and performance by Seller of this Agreement and each Ancillary Document do not and will not at the Closing (a) violate the Articles of Incorporation or Bylaws of Seller, (b) violate in any material respect any applicable Law or Order, (c) subject to obtaining (or waiver of) the consents delivered by Seller as required under this Agreement, require any consent or approval of, or the giving of any notice to, any Person (including filings, consents or approvals required under any Permits of Seller or any licenses to which Seller is a party), (d) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or to a loss of any benefit to which Seller is entitled under, any Contract, agreement or other instrument binding upon Seller or any license, franchise, Permit or other similar authorization held by Seller in a manner which, individually or in the aggregate, would have a Material Adverse Effect, or (e) result in the creation or imposition of any Lien on any asset of Seller (excluding the restrictions of transfer of the Initial Shares or as a result of any action taken or agreement entered into by Sphere 3D or Purchaser in connection with or following the Closing), including the Purchased Assets.

                             6.5 Subsidiaries. Seller does not own any Capital Stock or other equity or ownership or proprietary interest in any corporation, partnership, association, trust, joint venture or other entity.

                             6.6 Financial Statements.

                             (a)         Except as set forth therein or in the notes thereto, the Financial Statements have been derived from the books and records of Seller, have been prepared on a consistent basis throughout the periods covered thereby and fairly present in all material respects the financial position and the results of operation, changes in shareholders’ equity and cash flow of Seller at the respective dates thereof and the results of the operations and cash flows of Seller for the periods indicated.

                             (b)         The books of account, minute books, stock record books and other financial records of Seller have been made available to Purchaser for its review.

                             6.7 Tax Matters.

                             (a)         All Tax Returns required to be filed by or on behalf of Seller with any Taxing Authority with respect to any Taxes relating to any period prior to the Closing have, to the extent required to be filed (including applicable extensions) on or before the date hereof, been filed when due in accordance with all applicable Laws, and all Taxes owed by Seller (whether or not shown as due and payable on the Tax Returns that have been filed) have been timely paid or withheld (including withholding for independent contractors, consultants and other employees) and remitted to the appropriate Taxing Authority, except where (i) the failure to file any such Tax Return or to pay or withhold any such Tax could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or (ii) such Taxes are not yet due and payable;

                             (b)         All such Tax Returns were true, complete and correct in all material respects. Seller has made adequate provision for Taxes in the Financial Statements and in its accounting records in accordance with GAAP. No current liability for Taxes has been incurred by Seller other than in the Ordinary Course of Business. Seller has not received notice of any pending or threatened action that could result in a liability for Taxes in excess of those shown in the Financial Statements;

                             (c)         Seller has not been granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired;

                             (d)         There is no action, suit, proceeding, audit or investigation pending or, to the knowledge of Seller, threatened against or with respect to Seller in respect of any Tax nor has Seller received notice from the Internal Revenue Service or any other Taxation Authority that it has commenced or intends to commence an audit with respect to any Tax. No claim has been made in writing by any Taxing Authority in any jurisdiction in which Seller does not file a Tax Return that it is or may be subject to taxation by that jurisdiction and no such claim exists which has not been resolved by a determination by such Taxing Authority that Seller is not so subject to taxation; and

                             (e)         There are no Liens for Taxes upon the assets of the Seller, including the Purchased Assets other than Liens arising from the tax situation of Purchaser as a result of the sale of the Purchased Assets hereunder.

                             6.8 Absence of Certain Changes; No Default.

                             (a)         Except as disclosed in Schedule 6.8, since December 31, 2013, there has not been:

            (i)          any change in the financial condition, results of operations, assets, business of the Business that has had or could reasonably be expected to have a Material Adverse Effect;

             (ii)         any damage, destruction or loss to any of the Purchased Assets, whether or not covered by insurance, that has had or could reasonably be expected to have a Material Adverse Effect;

             (iii)        any sale, license or transfer of any of the assets of Seller that relate to the Business, except sales in the Ordinary Course of Business;

             (iv)         any commitment, relating to the Business, by Seller to any capital expenditure to be paid after the Closing in excess of $2,500 for any individual commitment or $5,000 in the aggregate;

             (v)          any material change in accounting policies or practices, or in tax elections that relate to the Business;

             (vi)         any entering into contracts or commitments, relating to the Business, and in either case having a term of more than 3 months, by Seller to be performed after the Closing Date;

             (vii)        any failure to operate the Business in the Ordinary Course of Business consistent with past practice;

             (viii)       any increase in, or commitment to increase, the compensation payable or to become payable to any of Seller’s employees or any bonus payment or similar arrangement made to or with any of Seller’s employees (other than standard annual upward adjustments not to exceed 10% per annum, except as otherwise disclosed in Schedule 6.8);

             (ix)         any adoption of a plan or agreement or material amendment to any plan or agreement providing any new or additional fringe benefits to any of Seller’s employees that work primarily for the Business;

             (x)          any material alteration in the manner of keeping Seller’s books, accounts or financial records that relate to the Business;

             (xi)         any transaction with any Affiliate of Seller that relates to the Business;

             (xii)        any Liens or claims placed upon the Purchased Assets;

             (xiii)       any Material Adverse Change in Seller’s relationship with any customer or supplier that relates to the Business;

             (xiv)       any material transaction entered into by Seller not in the Ordinary Course of Business that relates to the Business (other than the transactions contemplated herein or in the other Ancillary Documents);

             (xv)        any material amendment, modification or termination of any material Contract that relates to the Business; and

             (xvi)      any discontinued product lines, or material decline in sales to or revenues from any material customer that relates to the Business.

             (b)         Except as disclosed in Schedule 6.8, Seller is not in default with respect to any Assumed Liabilities and all such liabilities reflected in the Financial Statements, subject to adjustment as provided herein, and such liabilities incurred or accrued subsequent to the Closing Date have been, or are being, paid or discharged as they become due, and all such liabilities were incurred in the Ordinary Course of Business.

                             6.9 Contracts.

                             (a)         Except as specifically disclosed in Schedule 6.9(a), Seller is not currently party to any Contract that is of a type described below:

             (i)          any lease (whether of real or personal property) providing for annual rentals of $1,000 or more, other than the real property lease agreement between Seller and the landlord applicable thereto for the business property located at 12159 S. Business Park Drive, Draper, Utah, USA;

             (ii)         any agreement for the purchase of materials, supplies, goods, services, equipment or their assets that provide for aggregate payments by Seller of $5,000 or more;

             (iii)        any sales, distribution or other similar agreement providing for the sale by Seller of materials, supplies, goods, services, equipment or other assets that provides for aggregate payments to Seller of $5,000 or more in the prior two (2) years;

             (iv)         any partnership, joint venture or other similar agreement or arrangement;

             (v)          any Contract pursuant to which any third party has rights to own or use any material asset of Seller, including any Intellectual Property Right of Seller (except in the case of licensing arrangements for Seller Software to customers in the Ordinary Course of Business);

             (vi)         any agreement relating to the acquisition or disposition of the Business or part thereof (whether by merger, sale of stock, sale of assets or otherwise) or granting to any Person a right of first refusal, first offer or other right to purchase any of the Purchased Assets;

             (vii)       any license, franchise or similar agreement (other than licenses for shrink-wrap or off-the-shelf third party software);

             (viii)      any agency, dealer, sales representative, marketing or value-added reseller or similar agreement;

             (ix)         any maintenance, support, enhancement or similar agreement unless otherwise set forth on Schedule 6.11 (Maintenance and Support Contracts);

             (x)         any agreement that limits the freedom of Seller to compete in any line of business, geographic area or with any Person that would so limit the freedom of Purchaser after the Closing Date;

             (xi)        any agreement with (A) any shareholder of Seller or any other Affiliate of Seller, or (B) any director or officer of Seller or with any associate or any member of the immediate family of any such director or officer;

             (xii)       any employment, deferred compensation, severance, bonus, retirement, other benefit or other similar agreement or plan in effect as of the Closing Date and entered into or adopted by Seller, unless otherwise set forth on Schedule 6.20; or

             (xiii)      any other agreement, commitment, arrangement or plan relating to the Business or Purchased Assets not made in the Ordinary Course of Business of Seller.

                                     (b)         Except as disclosed in Schedule 6.9(b):

             (i)          true and complete originals or copies of all Contracts disclosed in or required to be disclosed in Schedule 6.9(a) have been delivered or made available to Purchaser; (ii) all Contracts are assignable in the Ordinary Course of Business to Seller by Purchaser;

             (iii)         since December 31, 2012, no material customer has cancelled, terminated or otherwise materially altered, or to best knowledge of Seller, has any no reason to believe that there will be any such change as a result of the transactions contemplated by this Agreement;

             (iv)         all Contracts are valid and binding agreements of Seller and, to the knowledge of Seller, each other party thereto, enforceable in accordance with their respective terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles;

              (v)          all Contracts are in full force and effect and no material default or breach exists in respect thereof on the part of Seller, and to the knowledge of Seller, any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach;

             (vi)         there is no event, occurrence, condition or act which, with the giving of notice or the passage of time or both, or the happening of any other event or condition, would become a material event or default or event of default under any such Contract (including a provision which permits the termination of such Contract upon a change of control of ownership of the Seller, the Business or the Purchased Assets);

             (vii)        no Contract contains any conditions requiring Seller to return any deposits or payments received on account;

             (viii)       no Contract contains any penalty provisions, refund rights or similar provisions;

             (ix)         no Contract shall require the Seller to incur costs (to be calculated based on the hourly rate charged by the Seller for third party work) and expenses to complete said Contract in excess of the total outstanding amounts that remain payable as of the Closing Date by the customer under the terms of said Contract; and

             (x)          all contracts are assignable in the Ordinary Course of Business by Seller to Purchaser.

                             The foregoing representations and warranties shall not apply to Software Contracts (as defined below) or Contracts relating to Hardware, which are dealt exclusively under Section 6.17 below.

                             6.10 Open Customer Contracts. Set forth in Schedule 6.10 is a true and complete listing of all Open Customer Contracts, a description of the outstanding work to be completed, and the amount of time in hours required to complete such outstanding work.

                             6.11 Maintenance and Support Contracts.

                             (a)         Software Maintenance Contracts. A true and complete list of all Software Maintenance Contracts (including the dates that amounts are due and any renewal dates thereof) for which Seller has an obligation to provide services and has received payment in respect thereof, to any customer of the Business is set forth in Schedule 6.11. Except as indicated in Schedule 6.11, each of the Software Maintenance Contracts:

             (i)          is in good standing and in full force and effect and no material default or breach exists in respect thereof on the part of any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach;

             (ii)         does not extend past a term of twelve (12) months from the Closing Date;

             (iii)        does not require that personnel of Seller be located onsite at customer’s office, unless additional time and materials charges apply pursuant to the terms thereof;

             (iv)         is a valid and binding agreement of Seller and, to the knowledge of Seller, each other party thereto, enforceable in accordance with their respective terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles;

             (v)          has not been cancelled, terminated or otherwise materially altered nor, to the Seller’s knowledge, has any customer notified Seller of any intention to cancel, terminate or materially alter, its relationship with Seller and Seller has no knowledge that there will be any such change as a result of the transactions contemplated by this Agreement;

             (vi)         no amounts are currently owing to any third party in respect of the provision of such maintenance and support services;

             (vii)        except as described in Schedule 6.11, does not contain any penalty provisions, refund rights or similar provisions; and

             (viii)       is assignable in the Ordinary Course of Business by Seller to Purchaser.

                             (b)         Hardware Maintenance Contracts. A true and complete list of all Hardware Maintenance Contracts (including the dates that amounts are due and any renewal dates thereof) for which Seller has an obligation to provide services and has received payment in respect thereof, to any customer of the Business is set forth in Schedule 6.11. Except as indicated in Schedule 6.11, each of the Hardware Maintenance Contracts:

             (i)          is in good standing and in full force and effect and no material default or breach exists in respect thereof on the part of any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach;

             (ii)         does not extend past a term of twelve (12) months from the Closing Date;

             (iii)        does not require that personnel of Seller be located onsite at customer’s office, unless additional time and materials charges apply;

             (iv)         is a valid and binding agreement of Seller and, to the knowledge of Seller, each other party thereto, enforceable in accordance with their respective terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles;

             (v)          has not been cancelled, terminated or otherwise materially altered nor, to the best of Seller’s knowledge, has any customer notified Seller of any intention to cancel, terminate or materially alter, its relationship with Seller and Seller has no reason to believe that there will be any such change as a result of the transactions contemplated by this Agreement;

             (vi)         no amounts are currently owing to any third party in respect of the provision of such maintenance and support services;

             (vii)        except as described in Schedule 6.11, does not contain any penalty provisions, refund rights or similar provisions; and

             (viii)       is assignable in the Ordinary Course of Business by Seller to Purchaser.

                             6.12 Insurance Coverage. Schedule 6.12 contains a list of all of the insurance policies and fidelity bonds covering the Purchased Assets, Business, operations, employees, officers and directors of Seller. There is no material claim by Seller pending under any of such policies or bonds as to which coverage has been denied by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid. Except as set forth in Schedule 6.12, such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) are in full force and effect and are of the type and in amounts deemed by the management of Seller to be sufficient in light of the business of Seller. Seller has no knowledge of any threatened termination of, or premium increase with respect to, any of such policies or bonds currently in effect. Since the last renewal date of any insurance policy, there has not been any material adverse change in the relationship of Seller with its respective insurers or the premiums payable pursuant to such policies.

                             6.13 Litigation. Except as disclosed in Schedule 6.13, there is no action, suit, arbitration or administrative or other proceeding pending or, to the knowledge of Seller, threatened against Seller or its properties or assets, including the Purchased Assets, or any investigations, before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement and the Ancillary Documents to which Seller will be a party at Closing. Seller does not know or have any knowledge of any valid basis for any such action, proceeding or investigation. Except as disclosed in Schedule 6.13, there are no outstanding Orders (whether rendered by a court, administrative agency, arbitral body or Governmental Authority) against Seller, the Purchased Assets or the Business.

                             6.14 Compliance with Laws; Permits.

                             (a)         Each of Seller and to Seller’s knowledge, Seller’s Affiliates and employees of Seller has been in compliance in all material respects with all applicable Laws and Orders as they relate to the Business, except for instances of noncompliance that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Seller. None of Seller or, to Seller’s knowledge, Seller’s Affiliates or employees of the Seller has received any written communication from any Governmental Authority that alleges noncompliance in any material respect with any such Law or Order as it relates to the Business. The foregoing representations and warranties set forth in this Section 6.14 shall not apply to (a) matters related to Taxes, (b) matters related to Benefit Plans or (c) employment and labor matters.

                             (b)         Seller has all necessary Permits required to carry on the Business as currently conducted, except to the extent the failure to have any such Permits, individually and in the aggregate, would not have a Material Adverse Effect. Seller is not in default under, and no condition exists that with notice or lapse of time or both could constitute a default or could give rise to a right of termination, cancellation or acceleration under, any material Permit held by Seller.

                             6.15 Properties – Real Property and Fixed Assets. Except as set forth in Schedule 6.15(a):

                             (a)         General. Seller has good title to, or in the case of leased property has valid leasehold interests in, all property and Fixed Assets transferred pursuant to this Agreement, free and clear of all Liens. Upon the Closing, good and marketable title to the Purchased Assets and the rights under the Assumed Liabilities shall be vested in Purchaser free and clear of all Liens (other the Liens resulting from any action taken or agreement entered into by Purchaser or any of its Affiliates in connection with or following the Closing). The foregoing representations and warranties shall not apply to Seller’s Intellectual Property Rights, which is dealt with exclusively in Section 6.17 below.

                             (b)         Real Property. Seller does not own or have any ownership interest in any real property assets. Schedule 6.15(b) sets forth a list of all real property assets leased by Seller (“Real Property”). All such leases of Real Property are valid and binding agreements of Seller. All rents and other payments due under such leases have been paid. Seller is not in default or breach in any material respect under the terms of any such lease. To knowledge of Seller, there is no event, occurrence, condition or act which, with the giving of notice or the passage of time or both, could reasonably be expected to become a material default or event of default under any such lease. Seller is in peaceful and undisturbed possession of the space and/or estate under each lease of which it is a tenant.

                             (c)         Fixed Assets. Schedule 6.15(c) sets forth a list of all Fixed Assets and location thereof comprising the Purchased Assets. Except as set forth on Schedule 6.15(c):

             (i)          to Seller’s knowledge, the Fixed Assets comprising the Purchased Assets have been maintained by Seller in good repair and operating condition (normal wear and tear excepted); and

             (ii)         Seller confirms that: (1) it has valid and enforceable licenses for all third party software included in the Fixed Assets; (2) no material default or breach exists in respect thereof on the part of Seller and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute a default or breach; and (3) all such third party software licenses held by Seller and used in the Business are assignable to Purchaser in the Ordinary Course of Business without the incurrence of any additional payment by Purchaser.

                             The foregoing representation and warranty shall not apply to Seller’s Intellectual Property Rights and Seller Hardware, which are dealt with exclusively in Section 6.17 below.

                             6.16 Sufficiency of Assets. The Purchased Assets are sufficient for the conduct of the Business as conducted immediately prior to the Closing Date, except for the Excluded Assets or as otherwise set forth on Schedule 6.16.

                             6.17 Intellectual Property.

                             (a)         Schedule 6.17 hereto contains a true and complete list of all United States, Canadian and other foreign Intellectual Property Rights owned by Seller and (I) registered by Seller or for which an application for registration by Seller is pending or (II) unregistered but material to the operation of the Business and, in each case, used by Seller in connection with the Business. Schedule 6.17 also contains a true and complete list of all Contracts to which the Company is a party as licensee for any Intellectual Property Right of any other Person used by Seller in connection with the Business. Except as set forth on Schedule 6.17, Seller:

             (i)          owns, possesses or otherwise has the legally enforceable right to use, and, in the case of owned Intellectual Property Rights, to bring actions for infringement of, all Intellectual Property Rights (including all Intellectual Property Rights pertaining to the Seller Software or Seller Hardware) necessary or required for the conduct of the Business free and clear of any Liens;

             (ii)         owns or has the right to use all Intellectual Property necessary to conduct the Business as currently conducted;

             (iii)        is not obligated or to Seller’s knowledge under any liability to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant to, any patent, trademark, service mark, trade name, copyright or other intangible asset, with respect to the use thereof or in connection with the conduct of the Business; and

             (iv)         is not aware of a claim of any infringement or breach of any Intellectual Property Rights of any other Person by Seller in the conduct of the Business, nor has Seller received any notice that the conduct of the Business, including the use of the Seller Software and Seller Hardware infringes upon or breaches any industrial or Intellectual Property Rights of any other Person.

                             (b)         With respect to the Seller Software and Seller Hardware:

             (i)          set forth in Schedule 6.17 is a list of the Seller Software and Seller Hardware, identifying with respect to each separate Computer Program making up the Seller Software, whether it is owned, licensed or otherwise used by Seller.

             (ii)         Schedule 6.17 identifies all material agreements relating to the Seller Software (the “Software Contracts”) and further classifies each such Software Contract under one of the following categories: (A) license to use third party software; (B) development contract, work-for-hire agreement, or consulting agreement; (C) distributor, dealer or value added reseller agreement; (D) license or sublicense to a third party (including agreements with end-users); (E) maintenance, support or enhancement agreement; or (F) other.

             (iii)         Except as disclosed in Schedule 6.17, the Computer Programs included in the Seller Software are (A) owned by Seller, (B) currently in the public domain or otherwise available to Seller without the approval or consent of any third party, or (C) licensed or otherwise used by Seller pursuant to the terms of valid, binding written agreements.

             (iv)         The Seller Software and Seller Hardware conforms in all material respects to the technical specifications for the design, performance, operation, test, support and maintenance of the Seller Software and Seller Hardware, and all other documentation relating to such technical specifications or user instructions or feature descriptions. No portion of the Seller Software and Seller Hardware sold or licensed by Seller directly or indirectly to end users contained on the date of shipment by Seller and no portion of the Seller Software and Seller Hardware currently for sale or license directly or indirectly to end users contains any software routines or hardware components designed to permit unauthorized access; to disable or erase software, hardware or data; or to perform any other such actions.

             (v)          Except as disclosed in Schedule 6.17, all agents, consultants, and contractors, who have contributed to or participated in the conception and development of any of the Seller Software and Seller Hardware owned by Seller have executed appropriate instruments of assignment in favor of Seller as assignee that have conveyed to Seller full, effective and exclusive ownership of all Intellectual Property Rights thereby arising. All employees who have contributed to or participated in the conception and development of any of the Seller Software and Seller Hardware have created such materials in the scope of his or her employment with Seller. The Seller Software and Seller Hardware owned by Seller is not currently, and to the knowledge of Seller, will not be, the subject of any claims of opposition or ownership from any employees or contract staff of Seller. Seller has at all times maintained and diligently enforced commercially reasonable procedures to protect all confidential information relating to the Seller Software and the Seller Hardware designs.

             (vi)         Except as disclosed in Schedule 6.17, Seller has taken reasonable steps necessary to protect Seller’s rights in confidential information and trade secrets of Seller or provided by another person to Seller. Without limiting the foregoing, except as disclosed in Schedule 6.17, Seller has, and enforces in all material respects, a policy requiring each employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in Seller’s standard forms, copies of which have been provided to Purchaser and, to knowledge of Seller, all material current and former employees, consultants and contractors of Seller since its inception have executed such an agreement.

             (vii)        Set forth on Schedule 6.17 is a list specifying the location of all copies of any source code for the Seller Software owned by Seller and detailing all source code escrow arrangements or agreements entered into by Seller and all beneficiaries of any such arrangements or agreements. Except as set forth in Schedule 6.17, Seller has not made available to any Person any source code for the Seller Software owned by Seller. To Seller’s knowledge, no Person is violating or infringing upon, or has violated or infringed upon at any time, any right of Seller in or to the Seller Intellectual Property Rights. The source code for the Seller Software owned by Seller is supported by documentation, including coding comments, which is consistent with industry standards. This documentation is of sufficient detail to permit an adequately trained individual the full and proper use of said source code and the understanding, compilation, modification and correction of the Seller Software. Standard back-up copies and working copies of the source code for the Seller Software have been made and securely maintained under the sole control of Seller.

             (viii)       The Seller Software owned by Seller is not, in whole or in part, subject to the provisions of any open source or quasi-open source licence agreement or any other agreement obligating the Seller to make source code used in the Business available to any Person or to publish or place in escrow source code and no open source code or quasi-open source code is incorporated into any product or service now or heretofore or currently proposed to be shipped or provided by or on behalf of Seller. Seller has not licensed any software in source code form to any Person.

                             (c)         To the knowledge of Seller, the operation of the Business as it currently is conducted, including but not limited to Seller’s design, development, use, import, manufacture and sale of the products, technology or services (including the Seller Hardware and any products, technology or services currently under development), does not infringe or misappropriate the Intellectual Property Rights of any Person, violate the rights of any Person (including rights to privacy or publicity), and Seller has not received notice from any Person claiming that such operation or any act, product, technology or service (including products, technology or services currently under development) of Seller infringes or misappropriates the Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction nor is Seller aware of any basis therefor. Seller has no knowledge of any obligation to compensate any Person for the use of any such Intellectual Property Rights except as set forth in any Contract related thereto and set out in Schedule 6.9(a) and (b), and Seller has not granted any Person any license or other rights to use in any manner any of the Intellectual Property Rights of Seller, whether requiring the payment of royalties or not. Except as set forth in Schedule 6.17, Seller has not (i) entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property Rights or (ii) granted any Person the right to bring any infringement action with respect to, or otherwise to enforce, any of the Intellectual Property.

                             6.18 Affiliate Transactions. Except as set forth on Schedule 6.18:

                             (a)         There are no outstanding payables, receivables, loans, advances and other similar accounts between Seller, on the one hand, and any of its Affiliates, on the other hand, relating to the Business; and

                             (b)         To the knowledge of Seller, no director, officer or employee of Seller possesses, directly or indirectly, any ownership interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee, licensor, developer or competitor of Seller. Ownership of 2.5% or less of any class of securities of a Person whose securities are listed or posted for trading on a national or international public market will not be deemed to be an ownership interest for purposes of this Section 6.18.

                             6.19 Customers and Suppliers.

                             Schedule 6.19 includes a complete and correct list of (i) all current customers of the Business generating annual net revenues in excess of $25,000 annually and (ii) all suppliers from whom Seller has purchased in excess of $50,000 in equipment or supplies in the prior two calendar years. Seller, to its knowledge, has no reason to believe that its relationship with such customers and suppliers are other than good commercial relationships and none of such customers or suppliers has canceled, terminated or otherwise materially altered, or notified Seller of any intention to cancel, terminate or materially alter, its relationship with Seller since December 31, 2012 and Seller has no reason to believe that there will be any such change as a result of the transactions contemplated by this Agreement.

                             6.20 Labor and Employment Matters.

                             (a)         Seller is not a party to any labor or collective bargaining agreement; there are no labor or collective bargaining agreements which pertain to any employee of Seller in his or her capacity as an employee of Seller; and no such employee is represented by any labor organization in his or her capacity as an employee of Seller.

                             (b)         No labor organization or group of employees of the Seller has made a pending demand for recognition, there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of Seller, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity involving Seller pending or, to the knowledge of Seller, threatened by any labor organization or group of employees of Seller.

                             (c)         There are no (i) strikes, work stoppages, slow-downs, lockouts or arbitrations or (ii) grievances or other labor disputes pending or, to the knowledge of Seller, threatened against or involving Seller.

                             (d)         There are no complaints, charges or claims against Seller pending or, to the knowledge of Seller, threatened to be brought or filed with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment by Seller, of any employee of Seller, including any claim for workers’ compensation.

                             (e)         Seller is in material compliance with all Laws and Orders in respect of employment and employment practices and the terms and conditions of employment and wages and hours, and has not, and is not, engaged in any unfair labor practice.

                             (f)         Schedule 6.20 contains a complete and accurate list of the following information for each employee, officer or independent contractor of Seller, including each employee on leave of absence: (i) name; (ii) job title; (iii) current compensation paid or payable (annual rate or hourly rates of pay, as applicable); (iv) any proposed changes or discussion relating to the level of compensation; (v) bonus and/or commission arrangements (if different than Seller’s standard commission and bonus practices; (vi) vacation accrued as of the Closing Date; (vii) service credited as of a recent date for purposes of vesting and eligibility to participate under any pension, retirement, profit-sharing, thrift-savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership (including investment credit or payroll stock ownership); (vii) Seller severance pay; and (viii) all bonuses and any other amounts to be paid by Seller to such employee at or in connection with the Closing.

                             (g)         To the knowledge of Seller, and except as set forth on Schedule 6.20, no former or current employee, officer or director of Seller is a party to, or is otherwise bound by, any confidentiality, non-competition, proprietary rights agreement or similar agreement that would affect (i) in the case of a current employee, officer or director, the performance of his or her duties as an employee, officer or director of Seller or (ii) the ability of Purchaser to conduct the Business after the Closing Date.

                             (h)         Each of the current employees referred to in Schedule 6.20 is currently an at-will employee of Seller, and, to Seller’s knowledge, neither Seller nor its agents or representatives has taken or caused to be taken any act that constitutes, or with the passage of time would constitute, a waiver of the at-will employment relationship of such employee.

                             The representations and warranties set forth in this Section 6.20 and 6.21 below are the sole and exclusive representations and warranties related to labor and employment matters.

                             6.21 Benefit Plans. Except as set forth in Schedule 6.21, Seller does not have any Benefit Plans for its employees. Each Benefit Plan of Seller (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such Benefit Plan and complies in form and in operation in all respects with the applicable requirements of ERISA and the Code. All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made to each such Benefit Plan that is an Employee Pension Benefit Plan. All premiums or other payments that are due have been paid with respect to each such Benefit Plan that is an Employee Welfare Benefit Plan. Except as set forth on Schedule 6.21: (i) Seller does not maintain, sponsor or contribute to any Employee Pension Benefit Plan; (ii) Seller does not have any unfunded pension obligations of any kind whatsoever; and (iii) no former employees or qualified beneficiaries are currently under coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or eligible to elect COBRA coverage.

                             6.22 Accounts Receivable. Schedule 6.22 contains a complete and accurate list of the Accounts Receivable, together with aging thereof. Except as set forth in Schedule 6.22, all such Accounts Receivable are, to Seller’s knowledge, (a) valid and enforceable claims, (b) are not subject to any setoffs or counterclaims, and (c) the goods and services sold and delivered which gave rise to such Accounts Receivable were sold and delivered in material conformity with the applicable purchase orders, agreements and specifications. To the knowledge of Seller, the Accounts Receivable are collectible in the Ordinary Course of Business.

                             6.23 Customer Deposits. Schedule 6.23 is a true and complete list of all customer deposits together with a description thereof relating to the Business received by Seller as of the Closing Date for which services or products have not been delivered.

                             6.24 Prepaid Expenses. Schedule 6.24 is a true and complete list, together with a description thereof, of all Prepaid Expenses paid by Seller relating to the Business as of the Closing Date.

                             6.25 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Seller with respect to the Business granted to any Person who is not a director or officer of the Seller.

                             6.26 Finders’ Fees. There is no investment banker, broker, finder or other intermediary who has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or other commission in connection with the transactions contemplated by this Agreement payable by Purchaser or any of its Affiliates.

                             6.27 Limitation on Warranties. Except as expressly set forth in Article VI, Seller makes no express or implied representation or warranty of any kind whatsoever.

                             6.28 Acquisition for Investment.

                             (a)         The Seller acknowledges that it will be acquiring the Consideration Shares issuable pursuant to this Agreement for investment for its own account and not as nominees or agent, and not with a view to the resale or distribution of any part thereof, and it further represents that it has no present intention of selling, granting any participation in, or otherwise distributing the same. Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Consideration Shares.

                             (b)         The Seller understands that any Consideration Shares issuable hereunder will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) on the ground that the sale and the issuance of securities hereunder is exempt from registration under the U.S. Securities Act pursuant to Section 4(a)(2) thereof, and that Sphere 3D’s reliance on such exemption is predicated on the Seller’s representation set forth herein.

                             6.29 Investment Experience. The Seller acknowledges that it can bear the economic risk of the investment, and it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Consideration Shares.

                             6.30 Information. The Seller has carefully reviewed such information it has deemed necessary. To the full satisfaction of the Seller, it has been furnished all materials that it has requested relating to Sphere 3D, and the issuance of Consideration Shares hereunder, and it has been afforded the opportunity to ask questions of representatives of Sphere 3D to obtain any information necessary to verify the accuracy of any representations or information made or given to it. Notwithstanding the foregoing, nothing herein shall derogate from or otherwise modify the representations and warranties of the Purchaser and Sphere 3D set forth in this Agreement.

                             6.31 Restricted Securities. The Seller understands that the Consideration Shares issuable pursuant to this Agreement may not be sold, transferred, or otherwise disposed of without registration under the U.S. Securities Act and applicable state, federal and provincial securities laws or an exemption therefrom, and that in the absence of an effective registration statement covering the Consideration Shares or any available exemption from registration under the U.S. Securities Act and applicable state, federal and provincial securities laws, the Consideration Shares must be held indefinitely. Unless registered under the U.S. Securities Act and applicable state securities laws, the certificates representing the Consideration Shares, received pursuant to Section 4.1, shall bear a legend in the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD, EXCHANGED, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO OR FOR THE BENEFIT OF ANY NATIONAL, CITIZEN OR RESIDENT OF THE UNITED STATES, ANY CORPORATION, PARTNERSHIP OR OTHER ENTITY CREATED OR ORGANIZED IN OR UNDER THE LAWS OF THE UNITED STATES, EXCEPT: (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND WITH APPLICABLE STATE SECURITIES LAWS; (C) IN COMPLIANCE WITH (1) RULE 144 OR (2) RULE 144A UNDER THE SECURITIES ACT AND WITH APPLICABLE STATE SECURITIES LAWS; OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER, UPON THE ISSUER RECEIVING, IN THE CASE OF CLAUSES (C)(1) AND (D) ABOVE, AN OPINION OF COUNSEL FOR THE HOLDER, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON EXCHANGES IN CANADA.”

provided that: (i) at any time Sphere 3D is a “foreign issuer”, as defined in Rule 902(e) of Regulation S of the U.S. Securities Act, if such securities are being sold in accordance with the requirements of Rule 904 of Regulation S of the U.S. Securities Act, as referred to above, and in compliance with local laws and regulations, the legend may be removed by providing a declaration to the issuer’s transfer agent for such securities, in the form as may be prescribed by Sphere 3D from time to time, together with any other evidence, which may include an opinion of counsel of recognized standing reasonably satisfactory to Sphere 3D to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act, required by Sphere 3D or such transfer agent; and (ii) if any such securities are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the registrar and transfer agent for such securities of an opinion of counsel of recognized standing reasonably satisfactory to Sphere 3D to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws.

                             6.32 Shell Company Re-Sales. The Seller understands and acknowledges that (i) if Sphere 3D is deemed to have been at any time previously an issuer with no or nominal operations and no or nominal assets other than cash and cash equivalents, other than a Capital Pool Company (as such term is defined in the TSXV Corporate Finance Manual), Rule 144 under the U.S. Securities Act may not be available for resales of the Consideration Shares and (ii) Sphere 3D is not obligated to make Rule 144 under the U.S. Securities Act available for resales of such Consideration Shares.

                             6.33 No Registration. The Seller understands and acknowledges Sphere 3D has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Consideration Shares in the United States.

                             6.34 Foreign Issuer Requirement. The Seller understands and acknowledges that Sphere 3D (i) is not obligated to remain a “foreign issuer” within the meaning of Rule 902(e) of Regulation S of the U.S. Securities Act, (ii) may not, at the time the Consideration Shares are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause Sphere 3D not to be a foreign issuer, and if Sphere 3D is not a foreign issuer at the time of sale or transfer of the Consideration Shares pursuant to Rule 904 of Regulation S of the U.S. Securities Act, the certificates representing the Consideration Shares may continue to bear the legend described above.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND SPHERE 3D

                             Purchaser and Sphere 3D, jointly and severally, hereby represent and warrant to Seller as of the Closing Date as follows: 7.1 Corporate Existence and Power.Each of Purchaser and Sphere 3D is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of organization. Each of Purchaser and Sphere 3D has all corporate or similar power and all material governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as now conducted. Each of Purchaser and Sphere 3D is duly qualified to conduct business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. Each of Purchaser and Sphere 3D has heretofore delivered to Seller true and complete copies of the Certificate of Incorporation and Bylaws or other similar constituent documents of Purchaser and Sphere 3D, in each case as amended to date.

                             7.2 Corporate Authorization; Enforceability. The execution, delivery and performance by each of Purchaser and Sphere 3D of this Agreement and each of the Ancillary Documents has been duly authorized by the Board of Directors of Purchaser and Sphere 3D and no other corporate action on the part of Purchaser or Sphere 3D is necessary to authorize the execution, delivery and performance of this Agreement or any of the Ancillary Documents. This Agreement and each of the Ancillary Documents has been duly executed and delivered by Purchaser and Sphere 3D and constitutes valid and binding agreements of Purchaser and Sphere 3D enforceable against Purchaser and Sphere 3D in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

                             7.3 Non-Contravention. The execution, delivery and performance by Purchaser and Sphere 3D of this Agreement and each Ancillary Document do not and will not at the Closing (a) violate the Certificate of Incorporation or Bylaws or other similar constituent documents of Purchaser or Sphere 3D, (b) violate any applicable Law or Order, (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness, security interest or other arrangement to which Sphere 3D is a party or by which its properties or assets is subject, and (d) require Sphere 3D or any of its Affiliates to make any declaration to or filing with, or to obtain any Permit, license, consent, accreditation, approval or authorization from, any Governmental Authority or any national or local stock exchange (other than the TSXV and applicable Canadian securities regulators in connection with the issuance of the Initial Shares and Earn-Out Shares).

                             7.4 Finders’ Fees. There is no investment banker, broker, finder or other intermediary who has been retained by or is authorized to act on behalf of Purchaser or Sphere 3D who might be entitled to any fee or other commission in connection with the transactions contemplated by this Agreement.

                             7.5 Filings. Sphere 3D has timely filed each statement, report, registration statement, proxy statement and other filing required to be filed with applicable Canadian securities regulators by Sphere 3D between December 31, 2010 and the Closing Date (the “Filed Documents”). In addition, Sphere 3D has made available to Seller all exhibits to Filed Documents that are (a) requested by Seller, and (b) not available in complete form through publicly available filing retrieval services for companies listed on the TSXV. All documents required to be filed as exhibits to Filed Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect except those which have expired in accordance with their terms, and none of Sphere 3D nor any of its Affiliates is in default thereunder. As of their respective filing dates, the Filed Documents complied in all material respects with the requirements of applicable Canadian securities laws, and none of the Filed Documents contained any untrue statement or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently Filed Document prior to the date hereof. The financial statements of Sphere 3D, including the notes thereto, included in the Filed Documents (the “Sphere 3D Financial Statements”), complied as to form in all material respects with applicable Canadian securities laws and the rules of the TSXV with respect thereto as of their respective dates, and have been prepared in accordance with International Financial Reporting Standards (IFRS) applied on a basis consistent throughout the periods indicated and consistent with each other. The Sphere 3D Financial Statements fairly present the consolidated financial condition, operating results and cash flow of Sphere 3D and its Affiliates at the dates and during the periods presented therein. There has been no change in Sphere 3D’s accounting policies except as described in the notes to the Sphere 3D Financial Statements.

                             7.6 Issuance of Initial Shares. The issuance and delivery of the Initial Shares (and any Earn-Out Shares) (collectively, “Consideration Shares”) as consideration for the Purchased Assets and the Earn-Out Revenue in accordance with this Agreement shall be, at or prior to the Closing Date, duly authorized by all necessary corporate or other organizational action on the part of Sphere 3D, and, when issued as contemplated hereby, will be duly and validly issued, fully paid and nonassessable. Such Consideration Shares, when so issued and delivered in accordance with the provisions of this Agreement, shall be free and clear of all Liens, other than the restrictions on transfer set forth in the legend contained on the certificates representing such Consideration Shares. The offer, issuance and sale of the Consideration Shares to the Seller in the Province of Ontario have been effected in such a manner as to be exempt, either by statute or regulation or order, from the prospectus requirements of applicable Canadian securities laws, and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under applicable Canadian securities laws in connection therewith, provided that Sphere 3D files with the Ontario Securities Commission, within 10 days of each such sale or issuance by the Sphere 3D, a report of the distribution on Form 45-106F1 prepared, executed and filed in accordance with National Instrument 45-106, accompanied by the prescribed fee.

                             7.7 Litigation. There is no action, suit, arbitration or administrative or other proceeding pending against Sphere 3D or its properties or assets, or any investigations, before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement and the Ancillary Documents to which Sphere 3D will be a party at Closing or that could reasonably be expected to have a Material Adverse Effect on Sphere 3D and its properties, assets and business prospects.

                             7.8 Sphere 3D Capitalization. The authorized, issued and outstanding Capital Stock of Sphere 3D consists of an unlimited number of common shares of which, as of the date of execution of this Agreement and prior to the consummation of the transaction contemplated in this Agreement, 21,605,843 common shares are issued and outstanding. Sphere 3D’s stock option plan (the “Option Plan”) provides for the issuance of up to 3,375,000 common shares of which, as of the Effective Date, 2,761,250 common shares have been allocated for issuance to employees, directors and independent contractors pursuant to the Option Plan. Except as disclosed in Schedule 7.8 or under the Option Plan, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of Capital Stock of Sphere 3D is authorized or outstanding, (ii) Sphere 3D has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its Capital Stock any evidences of Indebtedness or assets of Sphere 3D, and (iii) Sphere 3D has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its Capital Stock or any interest therein.

                             7.9 Purchaser. Purchaser was formed solely for the purpose of acquiring the Purchased Assets as contemplated by this Agreement, and Purchaser has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

                             7.10 PURCHASER ACKNOWLEDGMENT. PURCHASER AND SPHERE 3D HEREBY ACKNOWLEDGES THAT THE REPRESENTATIONS AND WARRANTIES OF SELLER IN ARTICLE VI OF THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO PURCHASER AND SPHERE 3D IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH OF PURCHASER AND SPHERE 3D UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLANTED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF SELLER OR THE BUSINESS, OR ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE) ARE SPECIFICALLY DISCLAIMED BY SELLER. PURCHASER AND SPHERE 3D ACKNOWLEDGE THAT ANY ESTIMATES, FORECAST, OR PROJECTIONS FURNISHED OR MADE AVAILABLE TO IT CONCERNING SELLER OR ITS PROPERTIES, BUSINESS OR ASSETS MAY NOT HAVE BEEN PREPARED IN ACCORDANCE WITH GAAP OR STANDARDS APPLICABLE UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IN ADDITION AND NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, NO REPRESENTATION OR

WARRANTY IS MADE BY SELLER WITH RESPECT TO THE CELIO IP OR OTHER ASSETS ACQUIRED FROM CELIO BY SELLER (IF ANY).

ARTICLE VIII

CERTAIN PRE-CLOSING AND POST-CLOSING COVENANTS

                             8.1 Conduct of Business Prior to Closing. From the Effective Date to the Closing Date, the Seller shall conduct the Business in the Ordinary Course of a Business in the same industry as, of comparable size to and in circumstances similar to those facing the Seller and shall take all such action and do all such things within its authority or control to ensure that the Seller conducts the Business accordingly.

                             8.2 Actions to Satisfy Closing Conditions.

                             (a)         The Seller shall take all such actions as are within its power to control and shall use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 9.1 over which it has control as aforesaid, including ensuring that until the Closing Date there is no breach of any of its representations and warranties.

                             (b)         The Purchaser shall take all such actions as are within its power to control and shall use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 9.2 over which it has control as aforesaid, including ensuring until the Closing Date, there is no breach of any of its representations and warranties.

                             8.3 Reasonable Commercial Efforts.

                             (a)         Seller, Purchaser and Sphere 3D will cooperate and use their respective reasonable commercial efforts to take, or cause to be taken, all appropriate actions, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including their respective reasonable efforts to obtain, prior to the Closing Date, all licenses, Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with Seller as are necessary to consummate the transactions contemplated by this Agreement and to fulfill the conditions to the sale contemplated hereby. Except as provided herein, the parties will pay or cause to be paid all of their own fees and expenses contemplated by this Section 8.3, including but not limited to the fees and expenses of any broker, finder, financial advisor, legal advisor or similar person engaged by such party. Notwithstanding any other provision hereof, in no event will Purchaser or any of its Affiliates be required to (a) enter into or offer to enter into any divestiture hold-separate, business limitation or similar agreement or undertaking in connection with this Agreement or the transactions contemplated hereby, or (b) institute or defend any litigation or other legal proceeding, whether judicial or administrative, including seeking to have any stay or temporary restraining order imposed or reversed.

                             (b)         Each party hereto shall promptly inform the other of any material communication from any Government Authority regarding any of the transactions contemplated hereby. If any party or any Affiliate thereof receives a request for additional information or documentary material from any such Government Authority with respect to the transactions contemplated hereby, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

                             8.4 Access. Subject to applicable law, from the Effective Date until the earlier of the Closing Date and the date this Agreement is terminated in accordance with Section 11.15, the Seller will upon reasonable notice, permit the Purchaser, its legal counsel, accountants and other representatives, to have reasonable access during normal business hours to the premises, assets, contracts, books and records and senior personnel of the Seller for purposes of completing its due diligence review of the Business. The Seller is not required to disclose any information to the Purchaser relating to the Business where such disclosure is prohibited by applicable law.

                             8.5 Books and Records.

                             (a)         From and for three (3) years after the Closing Date, upon reasonable request and advance notice by Purchaser, Seller will give Purchaser’s representatives reasonable access to, at no cost, such documentation and information, which Purchaser may reasonably require (i) to prepare and file Tax Returns and respond to any issues which may arise with respect to Taxes for which Purchaser is responsible to the extent relating to the Purchased Assets, Assumed Liabilities or Business, (ii) to defend any claim which Purchaser is required to defend pursuant to this Agreement or in connection with the operation of the Business after the Closing Date, or (iii) such other reasonable purpose. Prior to the seventh anniversary of the Closing Date, Seller will give Purchaser at least ten (10) days’ prior written notice of Seller’s intention to dispose of any books, records or other documentation which Seller is entitled to retain pursuant to this Agreement, and Purchaser will have the opportunity to obtain possession, at its own expense, of any such books, records or documentation as Purchaser may reasonably request prior to Seller’s disposition thereof prior to the seventh (7th) anniversary of the Closing Date. In the absence of gross negligence, bad faith or willful misconduct, Seller will not have any liability arising out of or in connection with its retention and handling of such records.

                             (b)         Information which is obtained by either party pursuant to this Section 8.5 will be kept confidential by such party; provided, however that in the event the party or any of its representatives is requested or required pursuant to applicable Law by any Governmental Authority or court of competent jurisdiction to disclose any such information, the party may do so after providing the other party with notice of the request or requirement so that the other party may attempt, at its own expense, to obtain a protective order. Each party will use reasonable efforts to retain the information in its respective departments (such as tax, credit, and accounting departments, etc.) in which any such information is to be used and will limit access to such information on a “need to know” basis. Neither party may use information obtained from the other party pursuant to this subsection to compete with the other party.

                             8.6 Non-Competition and Non-Solicitation. During the period commencing on the Effective Date and terminating on the expiration of the one (1) year anniversary of the Earn-Out Period, Seller will not, without the prior written consent of Purchaser, directly or indirectly:

                             (a)         Participate, engage or have any other material interest (whether as owner, purchaser, shareholder, employee, broker, agent, principal, trustee, corporate officer, director, consultant or in any other capacity) in any business which is competitive with any product or service offered by Seller on or prior to the expiration of the Earn-Out Period;

                             (b)         Solicit, canvass or approach any Person who, to the knowledge of Seller, was provided with products or services by Seller in connection to the Business at any time prior to the Closing Date, (i) to offer that Person products or services similar to or derivative of products or services provided by Seller in connection to the Business within the one (1) year period preceding the Earn-Out Period or by Purchaser prior to the expiration of the one (1) year anniversary of the Earn-Out Period or (ii) to endeavor to cause such Person to cease providing or receiving products or services to or from Purchaser or any Affiliate of Purchaser; and

                             (c)         Employ, solicit or entice away any current or future employee, director, or officer of Purchaser or any Affiliate of Purchaser.

                             8.7 Collection of Closing Receivables. Seller covenants to use its commercially reasonable efforts following the Closing Date to assist Purchaser in its collection of all Closing Receivables. Purchaser covenants to use its commercially reasonable efforts to collect the Closing Receivables in the same manner and with the same diligence that Purchaser uses to collect its own accounts receivable. Any monies received by Seller after the Closing Date, including those relating to Closing Receivables or customer deposits shall be for the benefit of the Purchaser regardless of the nature of payment or date that payment is sent to or received by the Seller. As promptly as practical following Closing, Seller undertakes to deliver monthly financial statements (including a balance sheet, related statement of income, retained earnings and cash flows) for the period of December 31, 2013 through the Closing Date. Purchaser shall have the right to review the bank account statements of Seller upon reasonable request for the purpose of validating such receipt of Closing Deliverables.

                             Following the Closing, (a) Seller will promptly, and in any event, not later than seven days following receipt, forward to Purchaser any payments received by Seller with respect to any of the Purchased Assets, without deduction or set-off, and any checks, drafts or other instruments payable to Seller will, when so delivered, bear all endorsements required to effectuate the transfer of the same to Purchaser, (b) Seller will promptly forward to Purchaser any mail or other communications received by Seller relating to the Purchased Assets or the Assumed Liabilities, and (c) Purchaser will promptly forward to Seller any mail or other communications received by Purchaser relating to the Excluded Assets or the liabilities of Seller that do not constitute Assumed Liabilities.

                             8.8 Use of Names. Forthwith following the Closing Date, Seller shall discontinue further use of the name “V3” or any derivation thereof, except where legally required to identify Seller until its name has been changed to another name and, not later than ten (10) days after the Closing Date, shall file articles of amendment to its Articles of Incorporation or otherwise take such corporate action as may be necessary to change the corporate name of Seller to another name not including the word “V3” and otherwise having no visual or sound similarity to its present name. Further, after the Closing Date, Seller will discontinue all use of the names and marks included in the Intellectual Property Rights transferred pursuant to this Agreement, including the names “V3” alone or in any combination of words or marks confusingly similar thereto, and will as promptly as possible, but in no event later than ten (10) Business Days from the Closing Date, eliminate such names from all signs, purchase orders, invoices, sales orders, packaging stock, labels, letterheads, business cards, displays, signs, promotional materials, manuals, shipping documents and other materials used by Seller.

                             8.9 Insurance. Seller will cause Purchaser to be included as an additional insured on all such policies designated in Schedule 6.12 from and after the Closing Date with respect to claims occurring on or prior to the Closing Date. Purchaser acknowledges and agrees that effective on the Closing Date, all insurance policies and coverages provided or made available by Seller to or for the benefit of the Business will terminate and Purchaser shall, at Purchaser’s sole cost and expense, be responsible for making any and all necessary or appropriate arrangements for the provision of insurance coverage and similar matters for or relating to the Business.

                             8.10 Employee Matters.

                             (a)         Purchaser shall offer employment to the individuals identified on Schedule 8.10 (the “Affected Employees”).

                             (b)         The amount of wages and other remuneration (including any sales commissions earned, regardless of whether paid) due in respect of periods to and including the Closing Date to employees of Seller will be paid by Seller directly to such employees. Seller shall also pay directly to all employees not constituting Affected Employees all vacation, holiday and sick pay, if any, attributable to any period or partial period of employment by Seller prior to the Closing Date, to the extent earned.

                             (c)         Purchaser will permit any Affected Employee the opportunity to use any earned vacation day (but not receive payment in lieu thereof) that has been earned after January 1, 2014 and remains unused as of the Closing Date provided such accrued vacation is used prior to December 31, 2014.

                             (d)         Purchaser will credit Affected Employees with all years of service with the Seller prior to the Closing Date for purposes of determining vacation entitlement, a complete listing of such credit is set forth on Schedule 6.20.

                             (e)         Purchaser shall not assume any liabilities or obligations relating to Seller’s Benefit Plans, including without limitation, liabilities for COBRA coverage, if applicable. Seller shall provide any and all required COBRA notices to employees within ten (10) Business Days following the Closing Date and be responsible for administration of all COBRA claims.

                             8.11 Board Representation.

                             (a)         Immediately following Closing and during the Earn-Out Period only, the Seller shall have the right to appoint, and Sphere 3D shall cause such appointment upon the exercise of such right, one nominee to the board of directors of the Purchaser, which board shall consist of three directors, unless otherwise agreed by the parties. Subject to all necessary TSXV and regulatory approvals, to the extent applicable, such initial nominee shall be Eric Lindstrom until such time that Mr. Lindstrom becomes ineligible to serve as a director of the Purchaser pursuant to applicable laws, at which time his successor shall be appointed by Seller (which appointment must be mutually agreed to by parties, acting reasonably). Following the Earn-Out Period, the Purchaser shall consider, but shall not be obligated, to include Mr. Lindstrom as a director of the Purchaser to the extent that it reasonably determines that Mr. Lindstrom would be a valuable contributing member of the board.

                             (b)         Immediately following Closing, subject to consent by Eric Lindstrom and all necessary TSXV and regulatory approvals, Purchaser and Sphere 3D shall consider, but shall not be obligated, to include Mr. Lindstrom to the nomination of the full slate of directors of Sphere 3D in accordance with Sphere 3D’s constituent and other governing documents, to the extent it reasonably determines that Mr. Lindstrom would be a valuable contributing member of the board. The Seller shall have no right to request any substitute nominee to the board of directors of Sphere 3D if Mr. Lindstrom is unwilling or unable to serve in such capacity.

                             (c)         The rights of Seller and obligations of Purchaser and Sphere 3D under clause (b) of this Section 8.11 shall cease on the earliest of: (i) the voluntary termination of Eric Lindstrom as an employee of the Purchaser or Sphere 3D; (ii) the termination by “Cause” of Eric Lindstrom by the Purchaser of Sphere 3D, as the case may be, as an employee of the Purchaser of Sphere 3D; (iii) the expiration of the Earn-Out Period; or (iv) as otherwise set forth in this Agreement.

                             8.12 Payment of Obligations; Bulk Transfer Laws. Sellers covenant to (i) pay all accounts payable of the Seller in the Ordinary Course of Business, and (ii) all other obligations on or contemporaneous with Closing, and further undertake not to dissolve, wind-up or take such other steps to discontinue the corporate existence of the Seller until such time as such accounts payables and other debt or liabilities are paid in full. Purchaser acknowledges that Seller will not comply with the provisions of any bulk sales or transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement; provided, however, Purchaser shall nevertheless be entitled to indemnification by Seller under Article X above in respect of any such noncompliance.

                             8.13 Sphere 3D Guaranty. Sphere 3D hereby irrevocably, absolutely and unconditionally guarantees (a) the full and punctual payment of any amount due and payable by Purchaser under this Agreement, and (b) the timely satisfaction and performance of all Purchaser’s covenants, agreements and obligations contained in this Agreement. Upon any failure by Purchaser to pay punctually, Sphere 3D shall, forthwith upon written demand of Seller, pay the amount not so paid; provided, however, that any and all defenses or counterclaims available to Purchaser, including under this Agreement, any other Ancillary Document or applicable Law, shall also be available to Sphere 3D. The obligations of Sphere 3D shall be unconditional and absolute. Sphere 3D hereby expressly waives all (A) presentments, (B) demands for payment or performance, (C) diligence, (D) demands of protest, dishonor, or reliance hereon, and (E) protest of nonpayment.

                             8.14 Excluded Maintenance Support Claims.

                             (a)         Service Claims. Notwithstanding the foregoing or anything to the contrary in Section 3.1 above, following the Closing, upon the written request of Seller, Purchaser shall, to the extent reasonably practical, process and service the claims under any of the following liabilities of Seller (collectively, “Service Claims” and each a “Service Claim”): (a) support and service obligations of Seller under Maintenance and Support Contracts listed on Schedule 6.11; or (b) liabilities under Open Customer Contracts that are not expressly assumed under Section 3.1 as “Assumed Liabilities”. Purchaser shall process and service such Service Claims in a reasonable manner consistent with its service level agreements or commitments provided to other customers of the Purchaser or Sphere 3D’s business (which shall be based on standard industry practices) and in accordance with the applicable Contract terms and conditions. To the extent Purchaser processes any such Service Claim, Seller shall during the Earn-Out Period reimburse Purchaser for the Service Costs incurred by Purchaser or any of its Affiliates in the handling of such Service Claims to the extent that the aggregate Service Costs, calculated based on market rates of the Purchaser, exceed the Service Claim Threshold and subject to a reasonable time for Seller to review such request for reimbursement. For purposes of this Agreement, “Service Costs” means the reasonable costs actually incurred by Seller or any of its Affiliates in fulfilling Purchaser’s obligations under Section 3.2(b) and this Section 8.14, including a reasonable application of overhead costs. Nothing herein shall limit or restrict Seller’s rights or abilities to contract our outsource with a third party to process and service such Service Claims, provided that Seller shall be solely responsible for any and all costs, fees or other payment liabilities of such third party arrangements.

                             (b)         Service Requests. In order to require Purchaser to process and service a Service Claim, Seller must deliver to Purchaser a written request (a “Service Request”) of the related Service Claims. Seller may deliver Service Requests to Purchaser as frequently as Seller may elect, but not more than once per calendar week. Each Service Request shall disclose for each Service Claim reported therein, to the extent that such information is known to Seller, (i) the name of the Person making the Service Claim, (ii) a description of the product or service that is the subject of the Service Claim, (iii) the date of completion of the service in question (for purposes of confirming that such product or service was within the applicable period under the applicable Contract when the Service Claim was made), (iv) a description of the defect or deficiency in respect of which the Service Claim was made, and (v) the action requested by Seller to be taken by Purchaser on behalf of Seller to resolve such Service Claim (i.e., reworking or replacement of the covered product or service). Seller shall cooperate reasonably and promptly with any reasonable request by Purchaser or Sphere 3D for additional information on any Service Claim to verify the validity of such claim.

                             (c)         Reimbursement. In order to obtain reimbursement from Seller of any Service Costs, Purchaser must deliver to Seller during the Earn-Out Period a written report (a “Service Report”) of such Service Costs and the related Service Claims. Each Service Report shall disclose for each Service Claim reported therein (i) the action taken by Purchaser to process, service and resolve such Service Claim (i.e., repair, reworking or replacement of the covered product or service), and (ii) quantification of the related Service Costs. Purchaser shall cooperate reasonably and promptly with any reasonable request by Seller for additional information on any Service Claim and Purchaser’s handling thereof so as to allow Seller to verify the validity of such claim and Purchaser’s grounds for reimbursement. Subject to Purchaser’s compliance with the foregoing provisions of this clause (c), Seller shall pay to Purchaser the Service Costs requested in any Service Report within ten (10) Business Days after Seller’s receipt of such Service Report. If Seller fails to timely pay any undisputed Service Costs, Purchaser may deduct such amount from the Holdback Amount or, to the extent the Holdback Amount is fully applied, to the Earn-Out Shares, with written notification thereof to Seller.

                             8.15 OEM and Software Vendor Arrangements. If any Contract with original equipment manufacturers (“OEMs”) or original software vendors (“OSVs”) or which by the terms of this Agreement, is intended to be included in the Purchased Assets is determined not capable of being assigned or transferred to Purchaser at the Closing without the consent of another party thereto (“Non Assignable Assets”), then (i) Seller will use commercially reasonable efforts to obtain the written consent of such other Person to the assignment of such Non-Assignable Asset, (ii) this Agreement shall not constitute an assignment thereof, or an attempted assignment thereof, unless and until any such consent is obtained, and (iii) at Purchaser’s election, (A) Seller will continue to maintain and/or perform any such Non-Assignable Asset at the direction and for the risk, liability and benefit of Purchaser, but at Purchaser’s sole cost, or (B) Purchaser may act as agent and attorney if fact for Seller to obtain the benefits thereunder for Purchaser, it being understood that, following the Closing, Seller will have no employees or personnel (other than Eric Lindstrom) available to provide the services described in clauses (i), (ii) and (iii) above. If Purchaser is provided the benefits of any Non-Assignable Assets pursuant to this Section 8.15, Purchaser shall perform, on behalf of Seller, for the benefit of the other party or parties thereto, the obligations (including payment obligations) of Seller thereunder or in connection therewith arising from and after the Closing Date. Seller’s obligations under this Section 8.15 shall terminate on the three (3) year anniversary of the Closing or such later date as Purchaser shall reasonably request and Seller shall approve, where such approval shall not be unreasonably withheld or conditioned. Nothing in this Section 8.15 shall in any way diminish the Parties’ obligations hereunder to obtain all consents and to take all such other commercially reasonable actions prior to or at Closing as are necessary to enable Seller to convey or assign valid title to all Purchased Assets to Purchaser.

                             8.16 Further Assurances. From time to time, as and when requested by either party hereto, the other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further actions, as the requesting party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

ARTICLE IX

CONDITIONS TO CLOSING

                             9.1 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Closing are subject to the satisfaction (or waiver by Purchaser) of the following conditions:

                             (a)         Representations and Warranties. Each of the representations and warranties of the Seller set forth in this Agreement shall be true and correct in all material respects (except those qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the Closing Date, and the Seller shall have executed and delivered a certificate to that effect.

                             (b)         No Injunction, etc. No provision of any applicable Law and no judgment, injunction, order or decree of any Governmental Authority shall be in effect which shall prohibit the consummation of the Closing.

                             (c)         No Governmental Proceedings. No action, suit or proceeding challenging this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or seeking to prohibit, alter, prevent or materially delay the Closing or seeking material damages shall have been instituted or threatened by any Governmental Authority and be pending.

                             (d)         Regulatory Approval. Receipt of all necessary regulatory approvals relating to the transaction of purchase and sale contemplated by this Agreement. In particular, the TSXV shall have granted conditional and final approval in connection with or related to the transactions contemplated by this Agreement, including the issuance of the Consideration Shares, on terms consistent with the transactions set forth herein.

                             (e)         Ancillary Documents. Each of the Ancillary Documents shall have been executed and delivered by the parties thereto other than Purchaser and its Affiliates.

                             (f)         Shareholder Approval. The holders of at least fifty percent (50%) of the voting Capital Stock of Seller shall have approved the transactions contemplated by this Agreement.

                             (g)         Third-Party Consents; Governmental Approvals. Subject to Section 2.3 hereof and except as set forth on Schedules 6.11, 6.12 and 6.13, all consents, approvals, waivers and Permits, if any, disclosed or required to be disclosed on any Schedule attached hereto or otherwise required in connection with the consummation of the transactions contemplated by this Agreement shall have been received.

                             (h)         Due Diligence. Purchaser shall have completed its due diligence investigation of Seller to Purchaser’s reasonable satisfaction.

                             (i)         Assignment of Contracts. Except as set forth on Schedules 6.11, 6.12 and 6.13, each Open Customer Contract, Maintenance and Support Contract and Assumed Contract (other than Contracts with OEMs or OSVs which are addressed in clause (o) of this Section 9.1)

shall have been duly assigned to Purchaser and all consents required for such assignment shall have been obtained.

                             (j)         Legal Opinion of Seller’s Counsel. Purchaser shall have received from counsel to Seller an opinion as to those matters in form and substance as set forth in Exhibit B-1 attached hereto, addressed to Purchaser and dated as of the Closing Date and subject to customary qualifications, limitations and assumptions.

                             (k)         Hired Employees. All employees that Purchaser deems to be key to the continued operation shall have accepted offers of employment made by Purchaser, including without limitation Eric Lindstrom have entered into the Management Employment Agreement in the form as mutually agreed upon between Purchaser and Mr. Lindstrom.

                             (l)         Financing. Purchaser shall have completed a debt or equity financing (excluding the recently completed bought deal private placement with Cormark Securities Inc. on November 12, 2013) for gross proceeds of not less than $5,000,000.

                             (m)         Evidence of No Liens. Delivery of discharge statements or undertakings to discharge, in form satisfactory to the Purchaser, acting reasonably, of all Liens registered against the Purchased Assets.

                             (n)         Purchase of Celio IP. Contemporaneous with the Closing, Seller shall have assigned all of its rights to acquire the Celio IP to Purchaser on terms satisfactory to the Purchaser, acting reasonably.

                             (o)         OEM and Software Vendor Arrangements. The Seller shall have assigned, to the extent assignable and transferable, those Contracts with OEMs and OSVs. The parties further acknowledge that Section 8.15 shall apply to such Contracts with OEMs and OSVs that are not assignable and transferable as of the Closing.

                             (p)         Corporate Matters. Seller shall deliver or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser, acting reasonably:

             (i)          certified copies of (a) the constituent documents and by-laws of the Seller, as applicable; (b) all resolutions of the shareholders and the board of directors of the Seller, as applicable, approving the entering into and completion of the transactions contemplated by this Agreement, and (c) a list of the directors and officers authorized to sign agreements, together with their specimen signatures, as applicable; and

             (ii)         a certificate of status, compliance, good standing or like certificate with respect to the Seller, as applicable, issued by the Secretary of State or other similar government officials of the State of Nevada.

                             All actions to be taken by Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Purchaser.

                             9.2 Conditions to Obligations of Seller. The obligations of Seller to consummate the Closing are subject to the satisfaction (or waiver by Seller) of the following conditions: (a) Representations and Warranties. Each of the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects (except those qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the Effective Date and as of the Closing Date as though made on the Closing Date, and the Purchaser shall have executed and delivered a certificate to that effect.

                             (b)         No Injunction, etc. No provision of any applicable Law of any Governmental Authority shall be in effect which shall prohibit the consummation of the Closing.

                             (c)         No Governmental Proceedings. No action, suit or proceeding challenging this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or seeking to prohibit, alter, prevent or materially delay the Closing or seeking material damages shall have been instituted or threatened by any Governmental Authority and be pending.

                             (d)         Ancillary Documents. Each of the Ancillary Documents shall have been executed and delivered by Purchaser where Purchaser is a party thereto.

                             (e)         Legal Opinion of Counsel to Sphere 3D. Seller shall have received from counsel to Sphere 3D an opinion in form and substance as set forth in Exhibit B-2, addressed to Seller and dated as of the Closing Date.

                             (f)         Corporate Matters. Purchaser shall deliver or cause to be delivered to the Seller the following in form and substance satisfactory to the Seller, acting reasonably:

             (i)          certified copies of (a) the constituent documents and by-laws of the Purchaser, as applicable; (b) all resolutions of the board of directors of Sphere 3D and the Purchaser, as applicable, approving the entering into and completion of the transactions contemplated by this Agreement, and (c) a list of the directors and officers authorized to sign agreements, together with their specimen signatures, as applicable; and

             (ii)         a certificate of status, compliance, good standing or like certificate with respect to Sphere 3D and the Purchaser, as applicable, issued by appropriate government officials of their respective jurisdictions of incorporation.

ARTICLE X

SURVIVAL; INDEMNIFICATION

                             10.1 Survival. The representations and warranties of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall not merge in, be superseded or prejudiced by and shall survive the Closing until the period that is eighteen (18) months following the Closing Date, except in the case of (a) representations and warranties set forth in Section 6.15(a) and 6.17(a) relating to title to the Purchased Assets which shall survive indefinitely, and (b) representations and warranties in respect of Tax matters and in respect of which any taxation authority of competent jurisdiction, administering any taxation legislation pursuant to which any Seller is subject, has the right to assess, reassess or make additional assessments pursuant to the taxation legislation of such jurisdiction, shall survive until 30 days following the last day that the rights of assessment or reassessment referred to in this sentence cease. Notwithstanding the immediately preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement will survive the time at which it would otherwise terminate pursuant to the immediately preceding sentence if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time; provided, however, that the applicable representation or warranty will survive only with respect to the particular inaccuracy or breach specified in such written notice. All covenants and agreements of the parties contained in this Agreement will survive the Closing for eighteen (18) months following the Closing Date, except for Sections 2.3 [Non-Assignable Contracts, Leases and Permits] and 8.15 [OEM and Software Vendor Arrangements] which will survive the Closing for three (3) years following the Closing Date.

                             10.2 Indemnification.

                             (a)         Seller will indemnify, defend and hold harmless Purchaser and its officers, directors, employees, shareholders and agents against any and all out-of-pocket liabilities, damages and losses (not to include punitive damages except in the event of third party claims if the third party is entitled to receive punitive damages or those consequential damages that are not reasonably foreseeable), and all costs or expenses, including, without limitation, attorneys’ and consultants’ fees and expenses (“Damages”), incurred or suffered as a result of or arising out of (i) the failure of any representation or warranty made by Seller in Article VI to be true and correct as of the Closing Date, (ii) the breach of any covenant or agreement made or to be performed by Seller pursuant to this Agreement, (iii) any liability arising from any Contract other than an Open Customer Contract or Maintenance and Support Contract, (iv) any liability of Seller for unpaid Taxes with respect to any Tax year or portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable to the portion of such period beginning before and ending on the Closing Date), (v) any liability resulting from all actions, causes of action, suits, claims, demands, grievances, arbitration awards and any costs whatsoever which may be asserted by any of the employees of the Seller against Purchaser which arise by reason of the employment of such employee by Seller prior to the Closing Date, (vi) any liability resulting from or arising out of the Special Indemnity Litigation, and (vii) any liability arising out of Seller’s failure to comply with the bulk sales or transfer law of any jurisdiction.

                             (b)         Purchaser and Sphere 3D will jointly and severally indemnify, defend and hold harmless Seller and its officers, directors, employees, shareholders and agents against Damages incurred or suffered as a result of or arising out of (i) the failure of any representation or warranty made by Purchaser in Article VII to be true and correct as of the Closing Date, (ii) the breach of any covenant or agreement made or to be performed by Purchaser pursuant to this Agreement, (iii) any liability of Purchaser for unpaid Taxes relating to the Business with respect to any Tax year or portion thereof beginning on the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable to the portion of such period beginning on the Closing Date), (iv) any Assumed Liabilities, (vi) any liability resulting from all actions, causes of action, suits, claims, demands, grievances, arbitration awards and any costs whatsoever which may be asserted by any of the Affected Employees against Purchaser which arise by reason of the employment of such employee by Purchaser after the Closing Date.

                             10.3 Procedures.

                             (a)         If any Person who or which is entitled to seek indemnification under Section 10.2 (an “Indemnified Party”) receives notice of the assertion or commencement of any Third-Party Claim against such Indemnified Party with respect to which the Person against whom or which such indemnification is being sought (an “Indemnifying Party”) is obligated to provide indemnification under this Agreement, the Indemnified Party will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) days after receipt of such written notice of such Third-Party Claim. Such notice by the Indemnified Party will describe the Third-Party Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have the right to participate in, or, by giving written notice to the Indemnified Party, to assume, the defense of any Third-Party Claim at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel (reasonably satisfactory to the Indemnified Party), and the Indemnified Party will cooperate in good faith in such defense.

                             (b)         If, within ten (10) days after giving notice of a Third-Party Claim to an Indemnifying Party pursuant to Section 10.3(a), an Indemnified Party receives written notice from the Indemnifying Party that the Indemnifying Party has elected to assume the defense of such Third-Party Claim as provided in the last sentence of Section 10.3(a), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) days after receiving written notice from the Indemnified Party that the Indemnified Party reasonably believes the Indemnifying Party has failed to take such steps or if the Indemnifying Party has not undertaken fully to indemnify the Indemnified Party in respect of all Damages relating to the matter, the Indemnified Party may assume its own defense and the Indemnifying Party will be liable for all reasonable costs and expenses paid or incurred in connection therewith. Without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third-Party Claim which would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to the Indemnified Party, or does not include an unconditional release of all Indemnified Parties. If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect. If the Indemnified Party fails to consent to such firm offer within five (5) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party to the Indemnified Party as to such Third-Party Claim will not exceed the amount of such settlement offer. The Indemnified Party will provide the Indemnifying Party with reasonable access during normal business hours to books, records and employees (if still in their employ) of the Indemnified Party necessary in connection with the Indemnifying Party’s defense of any Third-Party Claim which is the subject of a claim for indemnification by an Indemnified Party hereunder.

                             (c)         Any claim by an Indemnified Party on account of Damages which does not result from a Third-Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) days after the Indemnified Party becomes aware of such Direct Claim. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of thirty (30) days after receipt thereof within which to respond in writing to such Direct Claim. If the Indemnifying Party does not respond in writing within the thirty (30) day period, the Indemnifying Party will be deemed to have rejected such Direct Claim and will be free to pursue remedies available to the Indemnifying Party on the terms and subject to the provisions of this Agreement.

                             (d)         A failure to give timely notice or to include any specified information in any notice as provided in Section 10.3(a), 10.3(b) or 10.3(c) will not affect the rights or obligations of any party hereunder, except and only to the extent that, as a result of such failure, any party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise materially prejudiced as a result of such failure.

                             10.4 Treatment of Indemnification Payments.

                             (a)         Any amount paid by Seller or Purchaser under Section 9.2 will be treated as an adjustment to the Purchase Price.

                             (b)         Payment of any Damages by the Seller to the Purchaser due and payable, as finally determined, under this Agreement shall be applied in the order set forth below:

             (i)          a reduction from the Holdback Shares, at an ascribed price equal to the value that such Holdback Shares were first issued as set forth in Section 4.2(b);

             (ii)         the Earn-Out Amount, to the extent it has been realized at the time of such Claim; and

             (iii)        At the election of Seller, either from the cash or from the Initial Shares, at an ascribed price equal to the value that such Initial Shares were first issued as set forth in Section 4.2(b).

                             10.5 Indemnification Amounts Net of Benefits Received. The amount of Damages for which indemnification is provided under Section 10.2 shall be computed net of (i) any insurance proceeds received by the Indemnified Party in connection with such Damages (reduced by all costs and expenses related thereto and any retroactive or other premium increase or expense resulting therefrom), (ii) Tax benefits insuring to Purchaser or any of its Affiliates as a result of the matter that entitled the Purchaser to indemnification thereof, and (iii) any proceeds actually received by Purchaser from any separate indemnification, contribution or right-over from or against, or insurance proceeds actually recovered from, any person or entity who is not an Affiliate of Purchaser. Purchaser will seek full recovery under all insurance policies covering any damages to the same extent as it would if such damages were not subject to indemnification under this Agreement.

                             10.6 Other Indemnification Provisions. Except as relates to the fraudulent act by any party, the foregoing indemnification provisions shall constitute the sole and exclusive remedy for monetary damages in respect of any breach of or default under this Agreement by any party and each party hereby waives and releases any and all statutory, equitable, or common law remedy for monetary damages any party may have in respect of any breach of or default under this Agreement.

                             10.7 Indemnification Limitations.

                             (a)         Exclusive of the adjustment for Closing Receivables set forth in Section 4.5(c), Purchaser shall not be entitled to indemnification under this Article X unless the aggregate of Seller’s obligations to Purchaser pursuant to this Article X (but for this Section 10.7(a)) exceeds $25,000, and once this threshold has been exceeded, the Seller shall indemnify Purchaser for all obligations (including for greater certainty the first $25,000) (the “Basket”). For greater clarity, the Holdback Shares shall be reduced on a dollar-for-dollar basis for any Closing Receivable that remains uncollected as of the Holdback Payment Date, regardless of whether the Basket has been exceeded. Seller shall not have any liability for indemnification obligations to the extent the matter in question has specifically been reserved for in a line item in the Financial Statements of Seller delivered hereunder.

                             (b)         Seller shall not have any liability for indemnification obligations under this Article X to the extent the aggregate of Seller’s indemnification obligations to Purchaser pursuant to this Article X (but for this Section 10.7(b)) exceeds the Purchase Price plus the Earn-Out Amount actually earned and paid (the “Cap”).

                             (c)         Neither the Cap nor Basket shall apply to a claim for fraud or for any indemnification Purchaser shall be entitled to with respect to the Special Indemnity Litigation.

ARTICLE XI

MISCELLANEOUS

                             11.1 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) one (1) Business Day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) five (5) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid and provided no postal strike is in effect or comes into effect within two (2) Business Days of such mailing, and addressed to the intended recipient as set forth below:

If to any Seller:	V3 Systems, Inc.
12159 S. Business Park Drive
Suite 140
Draper, UT 84020

Attention: Eric E. Lindstrom, CEO
Telecopier: (801) 783-1924

Copy to:	Snell & Wilmer, LLP
15 West South Temple, Suite 1200
Gateway Tower West
Salt Lake City, UT 84101-1547

Attention: Brad Merrill, Esq.
Telecopier: (801) 257-1800

If to Purchaser	Sphere 3D Corporation
or Sphere 3D:	240 Matheson Blvd. East
Mississauga, ON L4Z 1X1

Attention: Scott Worthington, CFO
Telecopier: (905) 282-9966

Copy (which shall not	Meretsky Law Firm
constitute notice) to:	121 King Street West, Suite 2150
Standard Life Centre
Toronto, ON M5H 3T9

Attention: Jason D. Meretsky
Telecopier: (416) 943-0811

                             Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

                             11.2 Amendments and Waivers.

                             (a)         Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

                             (b)         No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

                             11.3 Expenses. Each party bear its own costs and expenses (including legal fees and expenses and the fees and expenses of any broker, finder, financial advisor, investment banker, legal advisor or similar person engaged by such party) incurred in connection with the making of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, except for the Neutral Accountant fees described in Section 4.4(c).

                             11.4 Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement (including any transfer by way of merger or operation of law) without the consent of each other party hereto; provided that Purchaser may assign its rights and obligations under this Agreement to a wholly-owned Affiliate of Purchaser, it being understood that such assignment will not relieve Purchaser from its obligations hereunder. Any assignment in violation of the preceding sentence will be void ab initio.

                             11.5 No Third-Party Beneficiaries. Except as provided in Section 11.4, this Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns, and nothing herein expressed or implied will give or be construed to give to any Person, other than the parties hereto and such permitted successors and assigns, any legal or equitable rights hereunder.

                             11.6 Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the Laws that might otherwise govern under principles of conflict of laws thereof.

                             11.7 Confidentiality, Press Releases and Public Announcements. Except as otherwise agreed to by Purchaser in writing and except as otherwise required by Law, Seller agrees to keep in confidence the terms of this Agreement and the transactions proposed herein (including the existence of this Agreement). No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other party; provided, however, that Purchaser may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing party will use its reasonable best efforts to advise the other party prior to making the disclosure).

                             11.8 Dispute Resolution

                             (a)         If a dispute arises with respect to the rights, obligations or performance under this Agreement by Seller, on the one hand, and Purchaser or Sphere 3D, on the other hand, each Party represented by a senior executive officer, which with respect to Seller may also be an employee of Purchaser (each, a “Dispute Representative”) shall consider the dispute for up to twenty (20) days following receipt of a notice from either Party specifying the nature of the dispute (the “Initial Dispute Resolution Period”), during which time the Dispute Representatives shall confer directly at least once and attempt to resolve the dispute in good faith.

                             (b)         In the event of any dispute referred to in Section 11.8(a) that is not resolved by the end of the Initial Dispute Resolution Period, any of Seller or Purchaser may initiate negotiation proceedings by giving written notice to the other Party, setting forth the particulars of the dispute and requesting that the parties meet to resolve the dispute. Within ten (10) days after receipt of such letter, the parties shall meet on at least two occasions to attempt to resolve the matter. If the controversy is not resolved by informal negotiations within twenty (20) days after the receipt of the written notice, the matter may be referred by either Party to a retired judge or justice situated in New York, New York, USA and selected in accordance with the rules of JAMS (the “Mediator”) for non-binding mediation. Such mediation shall occur in an informal, non-binding conference or conferences between the Parties in which the Mediator shall seek to guide the parties to resolution on the matter. At least ten (10) Business Days before said mediation, each Party shall submit to the Mediator a written statement of not more than ten (10) pages setting forth the dispute. All fees and costs incurred in connection with this mediation shall be equally borne by the parties. If neither Party refers the dispute to a Mediator, either Party may elect to pursue litigation in a court of competent jurisdiction with respect to such matter subject to the requirements of Sections 11.9 and 11.10.

                             (c)         Notwithstanding anything else set forth in this Section 11.8, in the event that a Party breaches this Agreement, any non-breaching party may apply to a court of competent jurisdiction for emergency injunctive relief during or prior to the invocation of the dispute resolution procedures set forth in this Section 11.8.

                             11.9 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in the federal courts in the City of Dover, Delaware. Each of the parties (i) consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding, (ii) irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum, (iii) will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.1 will be deemed effective service of process on such party.

                             11.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

                             11.11 Counterparts and Facsimile. This Agreement (including any documents referenced herein) may be executed in one or more counterparts and by means of facsimile signature, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

                             11.12 Headings. The headings in this Agreement are for convenience of reference only and will not control or affect the meaning or construction of any provisions hereof.

                             11.13 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the Ancillary Documents constitute the entire agreement among the parties with respect to the subject matter of this Agreement. This Agreement (including the Schedules and Exhibits hereto) and the Ancillary Documents supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof of this Agreement.

                             11.14 Severability; Injunctive Relief.

                             (a)         The provisions of this Agreement are severable. If any provision of this Agreement is held invalid, illegal or otherwise unenforceable, in whole or in part, the remaining provisions or enforceable parts thereof will not be affected thereby and will be enforced to the fullest extent permitted by Law. In addition, should any provision or any portion thereof ever be adjudicated by a court of competent jurisdiction to exceed the time or other limitation permitted by applicable Law as determined by such court in such action, then such provisions will be decreased, performed to the maximum time or other limitations prescribed by applicable Law, the parties acknowledging their desire that in such event such action be taken.

                             (b)         The parties acknowledge and agree that the provisions of Section 8.6 are reasonably necessary to protect the legitimate interests of Purchaser, its Affiliates and their businesses and (i) that any violation of Section 8.6 may result in irreparable injury to Purchaser and its Affiliates, the exact amount of which may be difficult to ascertain and (ii) the remedies at Law for which may not be reasonable or adequate compensation to Purchaser and its Affiliates for such a violation. Accordingly, Seller agrees that if it violates any of the provisions of Section 8.6, in addition to any other remedy available at Law or in equity, Purchaser may be entitled to seek specific performance or injunctive relief without posting a bond, or other security.

                             11.15 Certain Interpretive Matters.

                             (a)         When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference will be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words, “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “made available” and words or similar import when used in this Agreement refer to the provision of the applicable document in the data room located at https://legalanywhere.net/swlaw/default.asp at least three (3) Business Days prior to the Closing Date. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. All references to “$” or dollar amounts will be to lawful currency of the United States of America. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP. All references to Laws in this Agreement will include any applicable amendments thereunder. To the extent the term “day” or “days” is used, it will mean calendar days unless referred to as a Business Day.

                             (b)         No provision of this Agreement will be interpreted in favor of, or against, any of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

                             (c)         All references to the “knowledge of Seller” or to words of similar import will be deemed to be references to the actual knowledge of the following officers of Seller: Eric E. Lindstrom and Christopher Chabot, which knowledge will include such knowledge as such officers or directors have after due inquiry by such individual.

     11.16 Termination. This Agreement may be terminated at any time prior to the Closing:

                             (a)         by the mutual written consent of Seller and Purchaser;

                             (b)         by Purchaser by written notice to Seller if:

             (i)         Purchaser is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article IX and such breach, inaccuracy or failure cannot be cured by Seller by February 28, 2014 (the “Drop Dead Date”); or

             (ii)         any of the conditions set forth in Section 9.1 shall not have been satisfied (or otherwise waived by the Purchaser) by the Drop Dead Date, unless such failure shall be due to the failure of Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

                             (c)         by Seller by written notice to Purchaser if:

             (i)          Seller is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article IX and such breach, inaccuracy or failure cannot be cured by Purchaser by the Drop Dead Date; or

             (ii)         any of the conditions set forth in Section 9.2 shall not have been satisfied (or otherwise waived by the Seller) by the Drop Dead Date, unless such failure shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

             (d)         by Purchaser or Seller in the event that:

             (i)          there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

             (ii)         any Governmental Authority shall have issued an order restraining or enjoining the transactions contemplated by this Agreement, and such order shall have become final and non-appealable.

                             (e)         In the event of the termination of this Agreement in accordance with this Section 11.15, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

             (i)          as set forth in this Section 11.15 and Article XI hereof; and

             (ii)         that nothing herein shall relieve any party hereto from liability for any intentional breach of any provision hereof.

                                      11.17   Schedules. The following schedules form part of this Agreement:

Exhibits
Exhibit A	Allocation of Purchase Price
Exhibit B-1	Opinion of Counsel to Seller
Exhibit B-2	Opinion of Counsel to Purchaser
Exhibit C	Seller Interim Funding Note

Schedules

Schedule 1.1(B)	Seller Hardware
Schedule 1.1(C)	Seller Software
Schedule 2.1(a)(xvi)	Right to Use Names
Schedule 2.2(a)(xx)	Assumed Contracts
Schedule 2.2	Excluded Assets
Schedule 3.1	Assumed Supplier Obligations
Schedule 4.2	Payment Instructions
Schedule 4.3	Revenue Recognition Policy of Seller dated May 1, 2011
Schedule 6.3	Governmental Authorization
Schedule 6.4	Non-Contravention; Consents
Schedule 6.6	Balance Sheet of V3 Systems, Inc.
Schedule 6.8	Absence of Certain Changes; No Default
Schedule 6.9(a)	Contracts
Schedule 6.9(b)	Contracts – Additional Information
Schedule 6.10	Open Customer Contracts
Schedule 6.11	Maintenance and Support Contracts
Schedule 6.12	Insurance Coverage
Schedule 6.13	Litigation
Schedule 6.13A	Special Indemnity Litigation
Schedule 6.15(a)	Liens
Schedule 6.15(b)	Real Property
Schedule 6.15(c)	Fixed Assets
Schedule 6.16	Sufficiency of Assets
Schedule 6.17	Intellectual Property Rights of Seller
Schedule 6.18	Affiliated Transactions
Schedule 6.19	Customers and Suppliers
Schedule 6.20	Labor and Employment Matters
Schedule 6.21	Benefit Plans
Schedule 6.22	Accounts Receivable
Schedule 6.23	Customer Deposits
Schedule 6.24	Prepaid Expenses
Schedule 7.8	Sphere 3D Capitalization
Schedule 8.10	Affected Employees

                             (a)         The Seller shall deliver its initial draft of Exhibit A and the Schedules (other than Schedule 6.13A, which shall be delivered to Seller on, and effective as of the Effective Date, and Schedules 7.8 and 8.10, each of which shall be delivered to Seller within five (5) Business Days after the Effective Date) to Purchaser within ten (10) Business Days after the Effective Date, and shall deliver its final version of the Schedules, together with written notice that such version of the Schedules is the final version (the “Final Schedules”), to Purchaser on or before the date that is five (5) Business Days prior to the expected Closing Date. The Final Schedules delivered pursuant to this Agreement shall be in writing and shall qualify this Agreement. Descriptions of terms or documents summarized in the Final Schedules shall be qualified in their entirety by the documents themselves.

                             (b)         From time to time after delivery of the Final Schedules and prior to the Closing, Seller shall have the right (but not the obligation) to supplement or amend the Final Schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the Effective Date (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 9.1 have been satisfied; provided, however, that if Purchaser has the right to, but does not elect to, terminate this Agreement within five (5) Business Days of its receipt of such Schedule Supplement, then Purchaser shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter and, further, shall have irrevocably waived its right to indemnification under Section 10.2 with respect to such matter.

                             (c)         All Section headings in the Final Schedules or the Schedule Supplement correspond to the Sections of this Agreement, but information provided in any Section of the Schedules shall constitute disclosure for purposes of each Section of this Agreement where such information is relevant.

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             IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the Effective Date.

V3 SYSTEMS, INC.

By:	”Eric E. Lindstrom”
Eric E. Lindstrom
Chief Executive Officer

V3 SYSTEMS HOLDINGS, INC.

By:	“Peter Tassiopoulos”
Peter Tassiopoulos
Chief Executive Officer

SPHERE 3D CORPORATION

By:	“Peter Tassiopoulos”
Peter Tassiopoulos
Chief Executive Officer

[Signature Page to Asset Purchase Agreement]